# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ViscoSoft Group, LLC
2923 South Tryon Street, Suite 140
Charlotte, NC 28203
viscosoft.com

Up to $1,069,815.60 in Class B Units at $188.68
Minimum Target Amount: $9,811.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** ViscoSoft Group, LLC
**Address:** 2923 South Tryon Street, Suite 140, Charlotte, NC 28203
**State of Incorporation:** NC
**Date Incorporated:** April 29, 2021

## Terms:

Equity

**Offering Minimum:** $9,811.36 | 52 shares of Class B Units
**Offering Maximum:** $1,069,815.60 | 5,670 shares of Class B Units
**Type of Security Offered:** Class B Units
**Purchase Price of Security Offered:** $188.68
**Minimum Investment Amount (per investor):** $188.68

*This Offering Memorandum (this "Memorandum" or "Offering Statement") is provided solely to prospective investors through the Crowdfunding Portal provided at www.startengine.com and any subdomain thereof (the "Portal") for the sole purpose of evaluating investments in certain securities ("Securities") offered by ViscoSoft Group, LLC, a North Carolina limited liability company (the "Issuer"). The Securities, in the form of Units, will be governed by, a securities purchase agreement between the Issuer and the purchasers of the Securities.*

*The Issuer is seeking to raise a target of $9,811.36 and a maximum of $1,069,815.60 through the offering and sale of Securities on the StartEngine online portal (the "Offering") in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto ("Regulation Crowdfunding").*

*Maximum number of Units offered includes Bonus Units and is subject to adjustment for Bonus Units. See "Perks and Additional Bonus Units" and "The 10% StartEngine Owner's Bonus." Investments are made on a "first come first served" basis.*

*The deadline to reach the minimum target amount is November 30, 2021. If the sum of the investment commitments does not equal or exceed the target offering amount prior to November 30, 2021, no Securities will be sold in this Offering and investment commitments will be cancelled and committed funds will be returned to you.*

### Perks and Additional Bonus Units

In addition to anyone who is a member of the StartEngine OWNers bonus program as described below, certain other investors in this offering are also eligible to receive additional Units for their Units purchased ("Bonus Units"), which effectively gives them a discount on their investment. Receipt of Bonus Units pursuant to the StartEngine OWNers bonus program are not cumulative with the Bonus Units eligible to be received pursuant to the perks described below.

Eligible investors will receive, as part of their investment, Bonus Units equal to 5%, 10% or 15% of the Units they purchase, depending upon perks described below. Investors receiving the 5% bonus (for investments of $2,500 or more) will pay an effective price of approximately $179.25 per Unit before the StartEngine processing fee, while investors receiving the 10% bonus (for investments of $10,000 or more) will pay an effective price of approximately $169.81 per Unit before the StartEngine processing fee and investors receiving the 15% bonus (for investments of $50,000 or more) will pay an effective price of approximately $160.38 per Unit before the StartEngine processing fee. The StartEngine processing fee will be assessed on the full Unit price of 188.68 for the purchased Units, and not any Bonus Units.

If eligible for Bonus Units, investors will receive the greater amount of Bonus Units for which they are eligible and are not cumulative even if investors would qualify for multiple eligibility categories for receipt of Bonus Units. No additional consideration will be received by the Issuer for the issuance of Bonus Units and the Issuer will absorb the cost of the issuance of the Bonus Units.

The Issuer will provide Investors with the following perquisites ("Perks") to investors in this Offering whose funds are received by the Transfer Agent, in addition to the Units offered through this Offering. The perks for each level of investment is provided below.

**Tier 1 - $250+**

A cooling Edge Memory Foam Travel Pillow - Perfect as a neck pillow at home or on the go!

**Tier 2 - $500+**

A set of crisp 300 Thread Count Organic Cotton Sheets - Amazing quality and durability.

**Tier 3 - $1,000+**

Choice of any Viscosoft signature mattress topper or pad. Recognized industry-wide for incredible quality and value.

**Tier 4 - 2,500+**

Choice of any mattress topper + one bedding accessory. Investors will also receive an additional 5% Bonus Units with this level of investment.

**Tier 5 - $5,000+**

Choice of any Viscosoft or Muse Sleep mattress! Up to a $1,600 retail value. Investors will also receive an additional 5% Bonus Units with this level of investment.

**Tier 6 - $10,000+**

Choice of any Viscosoft or Muse Sleep Mattress. Choice of any Viscosoft matttress topper and two bedding accessories. Investors will also receive an additional 10% Bonus Units with this level of investment, as well as a 20 minute intro call with company management.

**Tier 7 - $25,000+**

Choice of any Viscosoft or Muse Sleep Mattress. Choice of any Viscosoft topper and five bedding accessories for your home. Investors will also receive an additional 10% Bonus Units with this level of investment, as well as a 30 minute Zoom call with our co-founder and CEO.

**Tier 8 - $50,000+**

Beds for your entire home and up to 10 accessories in any way you choose. Investors will also receive an additional 15% Bonus Units with this level of investment, as well as set up a 30 minute Zoom call with Gabe Dungan, our co-founder and CEO.

**All perks occur when the offering is completed.*

***For the product perks, the Company is only able to deliver these perks to investors in the contiguous 48 states in the US.*

**The 10% StartEngine Owner's Bonus**

The Issuer will offer 10% additional bonus Units for all Units purchased by investors who are eligible to participate in the StartEngine Crowdfunding Inc.'s OWNer's bonus.*

For example, if an investor purchases 100 Units at $188.68 per Unit, the investor will receive 110 Units even though their investment was only $18,868 (100 x $188.68). Fractional Units will not be distributed and bonuses will be determined by rounding down to the nearest whole Unit.

This 10% bonus is only valid during the eligibility period determined by StartEngine. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Issuer surpasses its maximum funding goal. Meaning, they will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus based on their initial investment in the Issuer, which will be the highest bonus rate they are eligible for.

**See https://www.startengine.com/owners-bonus for details.*

## The Company and its Business

*Company Overview*

**The Issuer**

Issuer: ViscoSoft Group, LLC

Address: 2923 South Tryon Street, Suite 140, Charlotte, NC 28203

State of Organization: North Carolina

Date Organization: April 29, 2021

The Issuer is a North Carolina limited liability company that was formed on April 29, 2021, by filing its Articles of Organization with the North Carolina Secretary of State. As of the date of this Offering, Issuer's sole purpose is to act as a holding company for its subsidiaries and it has not employees or other operaitons. The Issuer's subsidiaries, as of the date of this Offering, are ViscoSoft Inc., a North Carolina corporation ("ViscoSoft NC"), ViscoSoft SAS, a French limited liability corporation ("ViscoSoft France"), Skytex Holdings Ltd., a Hong Kong limited liability company ("ViscoSoft China"), and Matrix Inc., a North Carolina corporation ("Matrix" and, collectively, with ViscoSoft NC, ViscoSoft France, and ViscoSoft Hong Kong, the "ViscoSoft Subsidiaries" and, together with the Issuer, the "ViscoSoft Group"). As of the date of this Offering, the Issuer is the sole equity owner of each of the ViscoSoft Subsidiaries.

As used in this Memorandum, unless otherwise indicated or the context otherwise requires, references to "we," "us," "our," "the Company" and similar references refer to the Issuer, and, unless otherwise indicated or the context otherwise requires, all of its consolidated subsidiaries, including ViscoSoft Subsidiaries. We also refer to the ViscoSoft Group as "ViscoSoft".

The Issuer has elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of its Units will not report any of the Issuer's items of income, gain, loss and deduction on its U.S. federal income tax return, nor will an owner of our Units receive a Schedule K-1. Our owners also will not be subject to state income tax filings in the various states in which the Issuer conducts operations as a result of owning our Units. Like dividends paid by a corporation, dividends received by the owners of Units will be reported on a Form 1099-DIV and subject to U.S. federal income tax, as well as any applicable state or local income tax.

Interests in the Issuer are denominated in units of membership interest. Pursuant to the Operating Agreement, the Issuer has designated units of membership interest as Class A Units, Class B Units, and Class C Units. The current members of the Issuer own all of the outstanding Class A Units. There are no Class B Units or Class C Units issued as of the date of the Offering. Each holder of Class A Units is entitled to one vote per Class A Unit. Holders of Class B Units and Class C Units do not have any voting rights. The Issuer is authorized to issue an unlimited number of Class A Units, Class B Units, and Class C Units.

Gabriel Dungan ("Dungan") is the co-founder of ViscoSoft, the sole manager of the Issuer and is the only member of the Issuer's board. A majority of the holders of Class A Units can change the manager or elect a new manager. Dungan currently holds 114,710 Class A Units of the Issuer, which, as of the date of this Offering, represents

43.3% of the outstanding membership interest of the Issuer. See “Ownership and Capital Structure” for a summary of the ownership of the Issuer.

Dungan’s brother, Vincent Dungan, is the Chief Financial Officer of each of the ViscoSoft Subsidiaries, and he is currently holder of 44,146 of the Issuer’s the Class A Units, which represents 16.66% of the issued Class A Units. Dungan’s ex-wife, Xing Lin “Selina” Chen, is currently holder of 27,504 Class A Units, which represents 10.38% of the Issuer’s the Class A Units. Dungan has the right to purchase 100% of the interest held by Xing Lin “Selina” Chen. See “Additional Transactions Between Our Members” for additional details regarding Dungan’s purchase option.

This Memorandum may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. Investors should not rely on forward-looking statements because they are inherently uncertain. Investors should not rely on forward-looking statements in this Memorandum. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in the offering materials, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

**History and ViscoSoft Group Structure**

ViscoSoft China was first established in 2007 and serves as our buying office and exporter for all of our purchases originating from Greater China. It serves the purpose of product development, supply chain management, quality assurance, merchandise & production control, and shipping functions. It services both the US & French entities for their needs as well as third-party customers who typically purchase in large full container quantities for their respective markets. The current directors are Gabriel Dungan and Xiaoyong Wo (Rick) with Rick making most of the day-to-day operating decisions. ViscoSoft China currently employs 15 full-time employees full time that work out of the Shanghai office.

Viscosoft NC was established as a legal entity in 2010, but only became the focus of the organization’s growth in 2016 when the office in Charlotte, NC was established. It serves the purpose of developing the company and its brands through multi-channel distribution and sales including online (own properties and marketplaces), specialty retailers, and big box retailer partners. The current directors and officers are Gabriel Dungan and Vincent Dungan. They jointly run the business and serve as the main commercial and financial engine of the overall company. ViscoSoft NC currently employs 14 full-time employees and two full-time 1099 contractors who derive the majority of their income from Viscosoft.

Viscosoft France was established in 2015 and became a focus of growth in 2017 when the office was established in Strasbourg, France. It serves to develop the company and its brands in both the French market as well as neighboring European Union markets both online and through retail partners. The current directors are Gabriel Dungan and Matthieu Witkowski with Matthieu making most of the day-to-day operating decisions. Viscosoft France currently employs 6 full-time employees that work out of the Strasbourg office.

Matrix was established in 2017 and is currently dormant with no operations.

On May 1, 2021, the Issuer entered into a reorganization agreement (the “Reorganization Agreement”) with each of the ViscoSoft Subsidiaries and the equity holders of each ViscoSoft Subsidiary (the “Former Subsidiary Owners”). Pursuant to the Reorganization Agreement, the Former Subsidiary Owners agreed to receive Class A Units in the Issuer in exchange for their then existing ownership interests in the applicable ViscoSoft Subsidiaries and the ViscoSoft Subsidiaries became wholly owned subsidiaries of the Issuer. As a function of the working capital, marketing, and R&D requirements the issuer will allocate capital to the various subsidiaries as a function of those evolving needs.

On May 11, 2021, the Issuer and its equity owners amended and restated the Issuer’s original operating agreement (the “A&R Operating Agreement”) to, among other things, approve an approximately fifty and 11/100 for one (~50.11:1) Class A Unit split.

On September 15th, 2021, the Issuer and its equity owners amended and restated the A&R Operating Agreement to amend various provisions in preparation for this Offering (the “Operating Agreement”).

We have not previously conducted an exempt offering.

The Issuer and its Business

### Overview

ViscoSoft is a global sleep company based in Charlotte, North Carolina. We develop amazing quality mattresses, mattress toppers, and other bedding accessories. We believe that materials make the difference, and we create unique products built around the human experience while seeking to integrate technology at every level. We want to deliver amazing sleep and thereby affect overall quality of life.

ViscoSoft commercializes and distributes its products through several channels including online (both direct-to-consumer on its three web properties viscosoft.com, musesleep.com, and mello-matelas.fr and marketplaces such as Amazon), wholesale to brick-and-mortar furniture/mattress retailers, and export private label business to mass merchants worldwide. The supply chain is relatively diverse with suppliers in the United States, Asia, and Europe.

**IP**

"ViscoSoft Inc." currently owns 15 registered trademarks, patents, copyrights, and internet domain names.

*Competitors and Industry*

We compete in several industries due to our product lines. The first is the mattress industry in the United States, France, and other European countries both online and through retail partners. The current dominant players in this industry are Purple, Casper, Tempur, Nectar, among others that have experienced robust growth over the past 5 to 7 years.

The second is the mattress topper industry. Within this industry category, Viscosoft competes with Sleep Innovations, MyPillow, Tuft & Needle, and Lucid, as well as others of a similar size. For our smart beds and mattress toppers, the internet of things competitors includes Beddit (Apple), Withings, Oura Ring, SleepAce, and others.

The bedding industry (mattresses + mattress toppers/pads) was estimated at $17.3B in 2018 and is projected to reach $18.9B by 2023. (Source: Statista)

The sleep technology devices space exceeded $12.5B in 2020, with the non-wearables segment making up >23% of the market share. The sleep technology devices space is forecasted to reach over $40.6B by 2027. (Source: Global Market Insights)

The overall "sleep economy," as defined as products, services, and applications that are related to sleep, was valued at about $432B in 2019 and is forecasted to reach $585B by 2024. (Source: Statista)

*Current Stage and Roadmap*

ViscoSoft has an established business and has achieved over $30M in consolidated revenues during the 2020 fiscal year. Over the same period, the Company's EBITDA was $623K.

Several channels continue to grow including our web properties viscosoft.com, musesleep.com, and mello-matelas.fr, as well as a robust presence on amazon.com, amazon.fr, and other marketplaces, all which now represent approximately 85% of total revenue. (Please see our financial statements for more information about the Company and the revenue by channel we have achieved over the past three fiscal year.)

We continue to develop and launch new mattresses, toppers, and accessory products with the aim of growing our revenue through a diverse set of channels. This has continued in 2021 with the launch of four new products over the course of the year, which has allowed us to satisfy various demand pockets in the market.

We are currently developing smart beds and bed toppers. We currently have a working prototype but must commit more resources towards developing and launching a minimum viable product. Wireframes have been built and we are in the process of integrating the hardware and software. We have also purchased an initial inventory of sensors to test the smart beds and toppers.

## The Team

### Managers

**Name:** Gabriel Dungan

Gabriel Dungan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Gabriel Dungan is the sole manager of the Issuer and is the CEO/President the ViscoSoft Subsidiaries.
  **Dates of Service:** January 01, 2007 - Present
  **Responsibilities:** Dungan is the co-founder of ViscoSoft and he leads the comprehensive business strategy, expansion, and vision for the future of the Company. He has significant experience in establishing and running businesses in foreign countries, developing sales networks, and executing against growth plans. During the past three years, he has not been an officer or employee of any entity outside the ViscoSoft Group. Annual Compensation (excluding distributions): $300,000 a year

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

***The U.S. Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to many of the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).***
Additionally, early-stage companies are inherently riskier than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest.

*Uncertain Risk*

An investment in the Issuer involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Issuer should consider all of the information provided to such potential investor regarding the Issuer, the Risk Factors contained herein, and the other information listed in the Issuer's Form C. The Risk Factors contained herein are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Issuer or the ViscoSoft Group as a whole.

*Your investment could be illiquid indefinitely*

You should be prepared to hold your investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities you receive. More importantly, there is no established market for these Securities and there may never be one. As a result, if you decide to sell these Securities in the future, you may not be able to find a buyer. The Company may be acquired in the future but that may never happen or it may happen at a price that results in you losing some or all of your money in this investment.

*The transferability of the Securities you are buying is limited*

Any Units purchased through this crowdfunding campaign are subject to limitations of transfer set forth in the Operating Agreement, as well as any limitations established by the SEC. This means that the Units that you purchase generally cannot be resold. The exception to this rule is if you are transferring purchased Units back to the Issuer, to an "accredited investor," as part of an offering registered with the SEC, to a member of your immediate family, trust created for the benefit of your immediate family, or in connection with your death or divorce, all as set forth in the Operating Agreement.

*Minority holder; securities with no voting rights*

The Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Issuer or any of the ViscoSoft Subsidiaries will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of Issuer, you will only be paid out if there is any cash remaining after all of the creditors of the Issuer have been paid out. You are trusting that management will make the best decision for ViscoSoft. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of ViscoSoft to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted by us will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Gabriel Dungan and Vincent Dungan own a controlling interest in the Issuer*
Gabriel Dungan and, his brother, Vincent Dungan own, as of the date of this Offering, a majority of the issued and outstanding Class A Units, representing approximately 60% of the voting power of the Issuer's membership interests. Because the Class B Units do not have voting rights, so long as Gabriel Dungan and Vincent Dungan and their permitted transferees hold at least 50% of our outstanding Class A Units, they will together continue to control the outcome of matters submitted to the holders of Class A Units for approval, including, but not limited to, the election of the manager of the Issuer and the members of its Board and significant business transactions of ViscoSoft. In addition, any decisions or consents requiring a Majority in Interest (as defined in the Operating Agreement) require Gabriel Dungan's consent, regardless of whether he holds a majority of issued and outstanding Class A Units. Further, if Dungan exercises his option to purchase the Class A Units held by Xing Lin "Selina" Chen, he could individually control the outcome of matters submitted to the holders of Class A Units for approval.

*Gabriel Dungan is the sole manager of the Issuer and the only member of the Issuer's Board*
The Issuer's sole manager, Gabriel Dungan makes almost all decisions with respect to the Issuer. As the sole manager, Dungan has the right to operate and control all of the business and affairs of the Issuer (other than the limited number of matters requiring the consent of a Majority in Interest, which all would require Dungan's consent). He also has the right to determine when distributions will be made to the unit holders of the Issuer and the amount of any such distributions, as well as the right to approve certain transfers of membership interests. Accordingly, you should not invest in the Issuer unless you are willing to entrust all aspects of the management and operations of the Issuer (and, indirectly, the ViscoSoft Subsidiaries) to Dungan.

*Because of our holding company structure, the Issuer depends on the ViscoSoft Subsidiaries for cash flow and it will be structurally subordinated in right of payment to the obligations of such subsidiaries*
The Issuer is a holding company with no business operations of its own except through the ViscoSoft Subsidiaries. The Issuer's only significant asset is and will be the ownership interests in the ViscoSoft Subsidiaries. We conduct, and intend to continue to conduct, all of our business operations through the ViscoSoft Subsidiaries. Accordingly, the Issuer's only source of cash to pay its obligations is distributions from the ViscoSoft Subsidiaries of their net earnings and cash flows. We cannot assure

to the holders of Securities of the Issuer that the ViscoSoft Subsidiaries will be able to, or be permitted to, make distributions to the Issuer from cash flows from operations. Each of the ViscoSoft Subsidiaries is or will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit the Issuer's ability to obtain cash from such entities. In addition, because the Issuer is a holding company, your claims as holders of Class B Units will be structurally subordinated to all existing and future liabilities and obligations of the Issuer and its individual subsidiaries such as the ViscoSoft Subsidiaries. Therefore, in the event of the Issuer's bankruptcy, liquidation or reorganization, the Issuer's assets and those of its subsidiaries will be able to satisfy your claims as holder of Securities only after all of the Issuer's subsidiaries' liabilities and obligations have been paid in full. In addition, several of the ViscoSoft Subsidiaries have obtained a commercial credit facilities or other loans to support their operations. See "Credit Facilities and Loans" for a description of the Company's credit facilities and loans. As a result, the ViscoSoft Subsidiaries should be considered highly leveraged. Since the Issuer is dependent on its subsidiaries for cash flow, the rights of the holders of Securities in the Issuer are subordinated the lenders of the ViscoSoft Subsidiaries. There can be no assurance that the ViscoSoft Subsidiaries as a whole, or any of them, will be able to generate a profit sufficient to allow the Issuer to make distributions to holders of the Units.

*Holders of Units have no ability to participate in management of the Issuer and will not be able to review or control the investments the Issuer makes*

Holders of Units will have no right or power to directly take part in the management or control of the business of the Issuer. All decisions with respect to the management of the Issuer will be made exclusively by its Board. You will not have an opportunity to review the investments to made by the Issuer in advance and are relying on the Issuer and its Board to make all such decisions. Thus, you are ultimately relying on the successful decision making of the Board for the success of the Issuer's operations and, therefore, its ability to make future distributions.

*The following are risks related to ViscoSoft and its business: Our business projections are only projections*

There can be no assurance that ViscoSoft will meet its projections. There can be no assurance that ViscoSoft will be able to find sufficient demand for its products, that customers think it is a better option than a competing product, or that we will able to provide goods and service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*

The valuation for the offering was established by the Issuer. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early state companies, is difficult to assess and you may risk overpaying for your investment.

*The Company may be unable to manage its growth or implement its expansion strategy*

The Company may not be able to expand the Company's products offerings, the

Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's consolidated financial condition and consolidated results of operations could be materially and adversely affected.

*We may not have enough capital as needed and may be required to raise more capital*
We anticipate needing access to additional capital in order (i) fund our operations, including working capital requirements; (ii) finance investments in research and development needed to maintain and expand our capabilities and products offered; (iii) enhance and expand the range of products we offer; and (iv) respond to potential strategic opportunities, such as investments, acquisitions and international expansion. We cannot assure you that additional financing will be available on terms favorable to us, or at all. Although interest rates are low, it is still a difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in equity or debt financings in the future, which may reduce the value of your investment in the Units. Interest on debt securities could increase costs and negatively impact operating results. Other units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of other units could be more advantageous to those investors than to the holders of Class B Units. In addition, if we need to raise more equity capital from the sale of membership interests, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

*Management discretion as to use of proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*The Company's expenses could increase without a corresponding increase in revenues*
The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's consolidated financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

*Projections: forward looking information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We face significant market competition*
We currently compete (and will continue to compete) with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We have existing intellectual property that we might not be able to protect properly*
One of ViscoSoft's most valuable assets is its intellectual property. Intellectual property is a complex field of law and our trademarks, copyrights and other intellectual property could be unenforceable or ineffective. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our registered intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection, it is likely that the Company's value will be materially and adversely impacted. This could also impair our ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, we will almost certainly lose any potential revenue we might be able to raise by entering into sublicenses. This would cut off one of our significant potential revenue streams. ViscoSoft currently

owns 15 registered trademarks, patents, copyrights, and internet domain names. Our other intellectual property and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. We may be unable to protect our intellectual property against such misappropriations or violations for many reasons, including our inability to access capital. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for us, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Issuer could be significantly and adversely affected.

***Our inability to sufficiently or completely protect our intellectual property rights could adversely affect our business, prospects, financial condition and results of operations***

Our ability to compete effectively will depend on our ability to maintain the proprietary nature of the intellectual property used in our businesses. These intellectual property rights consist largely of trade-secrets and know-how. We rely on a combination of trade secrets and non-disclosure and other contractual agreements and technical measures to protect our rights in our intellectual property. We also depend upon confidentiality agreements with our officers, directors, employees, consultants and subcontractors, as well as collaborative partners, to maintain the proprietary nature of our intellectual property. These measures may not afford us sufficient or complete protection, and others may independently develop intellectual property similar to ours, otherwise avoid our confidentiality agreements or produce technology that would adversely affect our business, prospects, financial condition and results of operations.

***The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business***

To be successful, the Issuer requires capable people to run its day to day operations. As the Issuer grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*We may not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.*
We have invested in, and are involved with, a number of technology and process initiatives. Being at the forefront of technological development is important to remain competitive. Even if we are successful in implementing future technological development initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

*We are vulnerable to hackers and cyber-attacks*
We are vulnerable to hackers who may access the data of our investors, our customers, and other third parties. Further, any significant disruption in our technology systems could reduce the attractiveness of our online platform and result in a loss to investors and suppliers and customers in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ViscoSoft could harm our reputation and materially negatively impact our financial condition and business.

*Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition*
We operate within multiple taxing jurisdictions and are subject to tax filing requirements and audits within these jurisdictions (namely, the United States, China and the European Union (France)). We are unable to predict the potential range of tax impacts at this time. We establish contingent liabilities for possible assessments by taxing authorities resulting from uncertain tax positions including, but not limited to, deductibility of certain expenses and other state and local tax matters. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported by us and may require several years to resolve. These accrued liabilities represent provisions for taxes that are reasonably expected to be incurred on the basis

of available information but which are not certain. However, we may be assessed tax liabilities in excess of our current estimates, which may negatively impact our business, results of operations and financial condition. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including: (i) changes in the valuation of our deferred tax assets and liabilities; (ii) expected timing and amount of the release of any tax valuation allowances; (iii) expiration of, or detrimental changes in, research and development tax credit laws; or (iv) exchanges in tax laws, regulations or interpretations thereof. In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities, as well as tax authorities in other jurisdictions where we operate (including, China, the European Union, and France). Outcomes from these audits could have an adverse effect on our operating results and financial condition.

***We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.***
Certain of the ViscoSoft Subsidiaries have entered into loan agreements evidencing secured and unsecured obligations with various lenders (see "Credit Facilities and Loans") in an aggregate amount currently outstanding of approximately $4,160,000. The loans consist of term loans with regular principal and interest payments, revolving loans for working capital purposes, loans with balloon payments at maturity, and loans due "on demand." Most of the loan agreements contains representations, warranties, terms and conditions customary for transactions of their type. These include covenants limiting the applicable borrower's ability to (1) incur liens on its assets, (2) dispose of its assets, (3) enter into certain transactions with affiliates, (4) make acquisitions, loans and other investments, (5) enter into mergers, consolidations and similar combinations, (6) incur indebtedness, or (7) change its nature of business. Most of the loan agreements contain certain events of default, including (1) failure to pay principal, interest or any other amount owing on any other obligation when due, (2) material incorrectness of representations and warranties when made, (3) breach of covenants, (4) failure to pay certain principal or interest on any other debt, (5) default on certain other debt, (6) the occurrence of certain changes in control, (7) bankruptcy and insolvency events and (8) entry by a court of one or more judgments that remain undischarged or unstayed for a certain number of days after the entry thereof. If any event of default occurs and is not cured within applicable grace periods set forth in the applicable loan agreements or waived, all loans and other obligations could become due and immediately payable under such loan and the applicable loan agreement could be terminated. All amounts under the Agreement are due as set forth in "Credit Facilities and Loans". The obligations under our existing and any future indebtedness (including any refinancing of any existing indebtedness) would be given priority over the Issuer's equity holders. Our debt level could limit our ability to obtain additional financing and could have other important negative consequences, including: • make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness; • require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our

cash flows from operations to fund working capital, capital expenditures or other general corporate purposes; • increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations; • limit our ability to refinance our existing indebtedness or borrow additional funds in the future; • limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; • place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and • limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy. The description of the various loan agreements and obligations thereunder are not complete and is qualified in its entirety by reference to the applicable loan agreements.

***Most of our assets are pledged as collateral to our lenders***

The obligations under our outstanding loans to the U.S. Small Business Association are secured by a first- and second-priority lien on all or substantially all of the assets of ViscoSoft Inc. This generally means, among other things, these lenders would be paid first before the Company's equity holders and other lenders would receive anything. Gabriel Dungan has personally guaranteed the obligations owed by ViscoSoft Inc. to the SBA and HomeTrust Bank (other than ViscoSoft Inc.'s Economic Injury Disaster Loan).

***To service our indebtedness, we will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control. Our ability to refinance our indebtedness, should the need arise, also depends on many factors beyond our control.***

Our ability to make cash payments on and to refinance our indebtedness, and to fund planned capital expenditures, will depend on our ability to generate significant operating cash flow in the future. This, to a significant extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flows from operating activities and future borrowings may not be available under our existing debt arrangements in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In such circumstances, we may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. Such actions, if necessary, may not be effected on commercially reasonable terms or at all. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of our indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, our lenders could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from our lenders to avoid being in default. If we breach our covenants under our debt arrangements and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

***We are subject to currency fluctuations from our international sales, which can negatively impact our reported earnings.***

We sell our products in France and other countries around the world. Our sales in foreign markets were often denominated in foreign currencies, mainly the Euro. Because our financial statements are denominated in U.S. dollars, fluctuations in currency exchange rates between the U.S. dollar and the Euro have and will continue to have an impact on our reported earnings. If the U.S. dollar weakens or strengthens versus the Euro, the result will be an increase or decrease in our reported net sales and earnings, respectively. Currency fluctuations have affected our financial performance in the past and may affect our financial performance in any given period. We also face risks arising from the imposition of foreign exchange controls and currency devaluations, and these actions could have a material adverse effect on our results of operations and financial condition in any given period.

***Our international operations require us to comply with anti-corruption laws and regulations of the United States government and various international jurisdictions in which we do business, and violations of these laws and regulations could materially adversely affect our reputation, business, financial condition and results of operations.***

Doing business on an international basis requires us to comply with the laws and regulations of the United States government and various international jurisdictions, and the failure to successfully comply with these rules and regulations may expose us and our subsidiaries to liabilities. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act ("FCPA"). The FCPA prohibits us from providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment, and requires us to maintain adequate record-keeping and internal accounting practices to accurately reflect our transactions. As part of our business, we and our subsidiaries may deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. In addition, some of our international operations may be subject to legal and regulatory regimes that differ from those in the United States. We are exposed to the risk and consequences of violations of anti-corruption laws. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions and/or debarment from government contracts as well as other remedial measures, and could materially adversely affect our reputation, business, financial condition and results of operations.

*The Company has been substantially affected by the coronavirus pandemic*
In late 2019, the 2019 novel coronavirus (COVID-19) surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak, then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout North America, Europe and the Middle East, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. We face uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business. The overall and long term impacts of the outbreak are unknown and evolving. The Company relies on third-party suppliers and manufacturers for its products. This outbreak has resulted in the extended shutdown of certain businesses around the globe (including our suppliers and retail partners), which has may in turn result in disruptions or delays to the Company's supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to the Company's suppliers and their contract manufacturers will likely impact the Company's revenue and operating results. The outbreak of COVID-19 may also impact patient visits due to various "shelter in place" orders, the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations. A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact the Company by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If the Company is unable to mitigate the impacts of the COVID-19 outbreak on its operations, the Company's costs may increase, and its revenue could decrease. It is unknown whether and how the Company may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services the Company provides. The future impact of the COVID-19 outbreak is highly uncertain and cannot be predicted and there is no assurance that such outbreak will not have a material adverse impact on our business, financial condition and results of operations. The extent of the impact will depend on future developments, including actions taken to contain COVID-19 and if these impacts persist.

*The Company leases its headquarters from a related party*
ViscoSoft NC leases its headquarters located at 2923 S. Tryon Street, Suite 140, Charlotte, NC 28203 from GVD Ventures, LLC. GVD Ventures, LLC is a real estate holding company in which Gabriel Duncan holds a majority interest. ViscoSoft NC's rent payments are primarily used by GVD Ventures, LLC to satisfy its mortgage payments. Since this is a related party transaction, there can be no guarantee that similar terms could be obtained from other commercial sources.

*Certain investors are entitled to pay a lower price for our Units*
The Company is offering Units at a per Share price of $188.68. As described in,

"Terms," certain individuals who invest at certain thresholds or are members of the StartEngine OWNers bonus program ("StartEngine OWNers") will be entitled to receive Bonus Shares, effectively reducing the per Share price they pay. The purchase of Units by such qualifying persons will have the effect of immediately diluting the investment of other investors in this Offering.

*Unforeseen Risks*

In addition to the risks described above, we may be subject to unforeseen risks or risks not fully appreciated as of the date of this Offering. In considering an investment in the Issuer, you should keep in mind the possibility of these and other risks that could be important.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Member Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Gabriel Dungan | 114,710 | Class A Units | 43.29 |
| Additional Members | 150,290 | Class A Units | 56.71 |

## The Company's Securities

The Company has authorized Class B Units, Class A Units, and Class C Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,670 of Class B Units.

***Class B Units***

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Class B Units.

*Material Rights*

The Issuer has authorized for issuance an unlimited number of Class A Units, Class B Units, and Class C Units. As part of this Regulation Crowdfunding raise, the Issuer will be offering up to 5,670 of Class B Units. See below for a discussion of the rights of holders of Class B Units.

Each holder of a Class A Unit shall be a Member of the Issuer as contemplated by the Operating Agreement and shall be entitled to one vote per Class A Unit. The Issuer's Class C Units are nonvoting "profits interests" and may be issued by the Issuer in accordance with its equity incentive plan, as amended from time to time.

Percentage ownership calculations prior to this offering are based on 265,000 Class A Units outstanding as of the date of this Memorandum and zero Class B Units and zero Class C Units outstanding as of the date of this Memorandum. Percentage ownership calculations after this offering are based on 265,000 Class A Units outstanding after this offering and 5,670 Class B Units outstanding after this offering.

**Class B Units**

For Class B, the amount of securities authorized is unlimited with a total of 0 outstanding.

Material Rights

There are no voting rights associated with the Class B Units. A holder of Class B Units shall solely be deemed an Economic Interest Owner as contemplated under Operating Agreement, and as such, a person holding Class B Units shall not be a Member of the Issuer as contemplated under Operating Agreement.

Drag-Along Transaction

If the Board and a Majority in Interest of the Members have approved a transaction that would result in the sale of all or substantially all of the Units and Ownership Interests in the Issuer (whether by merger or otherwise) to a third party in accordance with this Agreement (a "Drag-Along Transaction"), then, upon fifteen (15) days written notice to the Interest Owners (the "Drag-Along Notice"), which notice shall include substantially all of the material details of the proposed transaction, including the proposed time and place of closing and the estimated consideration to be received by the Interest Owners in such transaction, each Interest Owner shall raise no objection to such Drag-Along Transaction and be obligated to, and shall sell, transfer and deliver, or cause to be sold, transferred and delivered, to such third party, all of its Units and Ownership Interests in the same transaction at the closing thereof, provided that the sale of all Units and Ownership Interests pursuant to the Drag-Along Transaction are on the same terms. Each Interest Owner shall take all reasonably necessary and customary actions in connection with the consummation of the Drag-Along Transaction, including, without limitation, the execution of such agreements, consents and instruments and the performance of such other actions as are reasonably necessary to effectuate the Drag-Along Transaction.

*Class A Units*

The amount of security authorized is 5,000,000 with a total of 265,000 outstanding.

*Voting Rights*

1 vote per unit.

*Material Rights*

The Company may issue unlimited Class A Units. A Person holding Class A Units shall be deemed a Member under the Operating Agreement and as contemplated under the Act.

**Preemptive Rights**

Holders of Class B Units or Class C Units shall not have preemptive rights.

The preemptive rights of Members holding Class A Units are set forth in the Operating Agreement.

*Class C Units*

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Class C Units.

*Material Rights*

The amount of security authorized is unlimited with a total of 0 outstanding.

A Person holding Class C Units shall not be deemed a Member under the Operating Agreement or as contemplated under the Act, and as such, a holder of Class C Units shall solely be deemed an Economic Interest Owner as contemplated under the Operating Agreement and the Act.

Class C Units shall be treated as "profits interests" within the meaning of the Code and the Treasury Regulations.

## What it means to be a minority holder

As a minority holder of Class B Units of the Issuer, you will have no voting rights in regards to the corporate actions of the Issuer or any of the ViscoSoft Subsidiaries, including additional issuances of securities, repurchases of securities, a sale of the Issuer or its significant assets (including, the ViscoSoft Subsidiaries), or transactions with related parties. Further, investors in this Offering may have rights less than those of other current or future investors, and will have limited (if any) influence on the actions of the Issuer or any of the ViscoSoft Subsidiaries.

## Dilution

Investors should understand the potential for dilution. The investor's stake in the Issuer could be diluted due to the Issuer issuing additional Class A Units, Class B Units, Class C Units, or any other membership interests in the Issuer. In other words, when the Issuer issues additional membership interests, the percentage of the Issuer that you own will go down, even though the value of the Issuer may go up. This dilution could result from equity financings, the granting equity awards such as "profits interests" to employees or contractors, another crowdfunding round, a private equity or venture capital investment, or by conversion of certain instruments (e.g. convertible notes or warrants) into membership interests.

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

# Financial Condition and Results of Operations

## Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

## Results of Operations

**Circumstances which led to the performance of financial statements:**

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Year ended December 31, 2020 compared to year ended December 31, 2019

**Revenue**

Revenue for fiscal year 2020 was $30,522,000, which is a slight increase compared to $30,151,000 for fiscal year 2019. As a result of more focus on driving efficiency and margin, the business was able to turn a profit compared to the previous fiscal year. We went from a loss of $445,000 in EBITDA in 2019 to making $623,000 in EBITDA for 2020, a $1.06M swing in spite of the pandemic that arrived in late Q1 of 2020. We were able to cut out a lot of unnecessary agency, paid search advertising, and other expenses that weren't healthy drivers of the unit economics we expect to be able to scale the business.

We also believe we were equally deprived of about $6M-$7M in revenue during 2020 compared to the same period in 2019 because of retail partners that were forced to shutter during the pandemic (both in Europe and the US). We expect much of this revenue to return to a more stable level in late 2021 or early 2021 when most of our retail partners should be able to reopen and conduct business as normal.

### Cost of Sales

Cost of sales in fiscal year 2020 was $14,536,000, a decrease from $17,673,000 in 2019. Part of this improvement came from driving higher gross margin sales direct-to-consumer as well as a bigger percentage of sales coming from online rather than wholesale/export businesses to big box retailers where gross margins are much less (as are variable costs). We plan to continue to push to improve these in 2021 by scaling higher margin sales direct-to-consumer as well as wholesale activity to furniture/mattress customers where gross margin are in excess of 50%.

### Gross Margins

Gross profit from fiscal year 2019 to 2020 increased by more than $3.5 million to almost $16 million. Gross margins as a percentage of revenues increased from 41% in 2019 to 52% in 2020. This improved performance was realized by an increase in higher-margin direct-to-consumer sales and a decrease in lower-margin international export sales.

### Expenses

Total operating expenses increased from $12.9 million in 2019 to $15.3 million in 2020. Specifically, marketing and sales expenses increased from $10.1 million to $11.9 million, and other general and administrative expenses increased from $2.7 million to $3.4 million.

The Issuer's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, shipping/duty expenses, etc. Most of these expenses relate to variable expenses with the increase in sales on the direct-to-consumer side such as Amazon fulfillment expenses, variable advertising, warehousing, etc. Payroll and contract labor actually decreased in 2020 compared to 2019 by about $163,000 in spite of the increase in sales.

### Historical results and cash flows:

The most cash flow intensive part of the business relates to the purchase and resale of our products to customers. For any products in our catalog that are imported, we need to hold between 120-150 days of inventory (depending on seasonality) in order to be able to service our customers.

Cash has historically been generated by obtaining favorable payment terms from suppliers that would allow us to run cash flow positive and continue to invest in working capital requirements to fuel growth. We have equally funded the business with both bank and family loans in order to bridge the cash conversion cycles - this applies mostly to our direct-to-consumer and wholesale businesses rather than our full container export revenues.

We expect cash flows to continue to improve over time as we achieve more scale and are able to squeeze efficiencies out of more logistical nodes (warehouses) that allow us to get our product closer to the customer, faster. We equally expect some of the currency and shipping obstacles from the COVID-19 pandemic to subside in the future, which will further improve cash flows.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The business typically holds between $200K to $400K in cash on hand depending on the cash flow cycles.

We have the following credit facilities and loans that are outstanding:

Creditor: DCentric Investments LLC

Debtor: Skytex Holdings Limited

Amount Owed: $1,000,000.00

Interest Rate: 10.0% per annum

Maturity Date: July 01, 2030

Creditor: Dennis Watts and Valerie Watts

Amount Owed: $400,000.00

Interest Rate: 6.0% per annum

Maturity Date: The loan is due on demand

Creditor: Amazon Capital LLC**

Debtor: ViscoSoft Inc.

Amount Owed: Approximately $786,386.37

Interest Rate: 8.99% per annum

Maturity Date: March 4, 2022

Creditor: U.S. Small Business Administration (the "SBA")***

Debtor: ViscoSoft, Inc.

Amount Owed: $927,654

Interest Rate: 4.25% per annum

Maturity Date: October 15, 2029

Creditor: HomeTrust Bank (through the SBA) *

Debtor: ViscoSoft, Inc.

Amount Owed: $350,000

Interest Rate: 3.85%

Maturity Date: November 15, 2021

Creditor: BNP Paribas Bank (Strasbourg, France)*

Debtor: ViscoSoft SAS

Amount Owed: €275,000

Interest Rate: 1.75% per annum

Maturity Date: December 15, 2026

Creditor: SBA****

Debtor: ViscoSoft Inc.

Amount Owed: $150,000

Interest Rate: 3.75% per annum

Maturity Date: 4/13/2051

* These lines of credit are renewable annually and ViscoSoft Inc. and ViscoSoft SAS pay down their express lines of credit periodically as per agreements with their lenders. This debt is collateralized with the assets of the applicable debtors.

** The Amazon Capital loan is deducted each month from ViscoSoft Inc.'s Amazon seller account as a payout and is typically updated/offered every month or two within their platform.

*** Loan is through the SBA's 7(a) loan program. This debt is collateralized with ViscoSoft Inc.'s assets and a personal guarantee by Gabriel Dungan.

**** Loan is through the SBA's Economic Injury Disaster Loan program. This debt is collateralized with ViscoSoft Inc.'s assets.

The funds raised through this Offering will allow us to drive down the cost of capital and scale the business from its current operating position.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We anticipate using the funds received from the Offering to (1) shore up our inventory positions so that we can keep up with growing demand; (2) cut the cost of capital so we can continue to drive down interest costs and scale more efficiently; (3) test a larger portion of the sales funnel and different paid opportunities to find pockets of viable customers at cost of customer acquisition levels that allow us to acquire the customer and still turn a profit on the sale; and (4) update Matrix smart sensor upgrades that will drive down cost and allow us to commercialize that product at competitive price points, which will excite customers and build out the sleep data platform we have aspired to build.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Since we have been in business of over a decade, we do not believe the funds from the offering are necessary for the viability of the Company. However, they will greatly help us scale and even obtain more financing in order to continue to grow the business at a robust pace over the coming several years.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The minimum amount that we set for this campaign was simply a default / token amount. Our aim is to raise the maximum amount of this Offering in order for the campaign to really be considered a successful raise for Viscosoft given our size.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Issuer raises the maximum offering amount and we hit our growth targets, we anticipate being able to operate indefinitely, depending on how quickly we decide to grow. Assuming we can hit a monthly run rate of $5-6 million per month by the end of Q2 2022, one of our goals in the next year is to raise another investment round. In addition, we anticipate refinancing our SBA loan as well as potentially our Amazon Capital loan into a larger term loan in the coming years. We also anticipate HomeTrust Bank continuing to increase our express line of credit with the growth of working capital coupled with acceptable debt coverage ratios.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,**

**etc...)**

There are currently no committed or guaranteed future sources of capital for the Company. However, we could potentially refinance or repay our SBA loans as well as our Amazon Capital loan into a larger term loans. We also expect HomeTrust or another traditional lender may continue to increase our express line of credit with the growth of working capital coupled with cash flows commensurate of acceptable debt coverage ratios.

## Indebtedness

- **Creditor:** DCentric Investments LLC
  **Amount Owed:** $1,000,000.00
  **Interest Rate:** 10.0%
  **Maturity Date:** July 01, 2030
  Debtor: Skytex Holdings Limited

- **Creditor:** Dennis Watts and Valerie Watts
  **Amount Owed:** $400,000.00
  **Interest Rate:** 6.0%
  Maturity Date: The loan is due on demand Debtor: ViscoSoft Inc.

- **Creditor:** Amazon Capital LLC**
  **Amount Owed:** $786,386.37
  **Interest Rate:** 8.99%
  **Maturity Date:** March 04, 2022
  Debtor: ViscoSoft Inc. ** The Amazon Capital loan is deducted each month from ViscoSoft Inc.'s Amazon seller account as a payout and is typically updated/offered every month or two within their platform.

- **Creditor:** U.S. Small Business Administration (the "SBA")****
  **Amount Owed:** $927,654.00
  **Interest Rate:** 4.25%
  **Maturity Date:** October 15, 2029
  Debtor: ViscoSoft, Inc. **** Loan is through the SBA's 7(a) loan program. This debt is collateralized with ViscoSoft Inc.'s assets and a personal guarantee by Gabriel Dungan.

- **Creditor:** HomeTrust Bank (through the SBA)*
  **Amount Owed:** $350,000.00
  **Interest Rate:** 3.85%
  **Maturity Date:** November 15, 2029
  Debtor: ViscoSoft, Inc. * These lines of credit are renewable annually and ViscoSoft Inc. and ViscoSoft SAS pay down their express lines of credit periodically as per agreements with their lenders. This debt is collateralized with

the assets of the applicable debtors.

- **Creditor:** BNP Paribas Bank (Strasbourg, France)*
  **Amount Owed:** $275,000.00
  **Interest Rate:** 0.0%
  Debtor: ViscoSoft SAS * These lines of credit are renewable annually and ViscoSoft Inc. and ViscoSoft SAS pay down their express lines of credit periodically as per agreements with their lenders. This debt is collateralized with the assets of the applicable debtors.

- **Creditor:** SBA*****
  **Amount Owed:** $150,000.00
  **Interest Rate:** 3.75%
  **Maturity Date:** April 13, 2051
  Debtor: ViscoSoft Inc. ***** Loan is through the SBA's Economic Injury Disaster Loan program. This debt is collateralized with ViscoSoft Inc.'s assets.

## Related Party Transactions

- **Name of Entity:** Dennis Watts and Valerie Watts
  **Relationship to Company:** Valerie Watts is Gabriel Dungan's mother, the Manager and majority owner of the Issuer and the CEO of the ViscoSoft Subsidiaries, and Dennis Watts is Gabriel Dungan's step-father.
  **Nature / amount of interest in the transaction:** Dennis Watts and Valerie Watt have loaned $400,000 to ViscoSoft Inc., which amount is due on demand. There is a 6% interest rate incurred on the outstanding principal balance, which is paid quarterly.
  **Material Terms:** The interest rate is 6% per annum and the loan is due on demand.

- **Name of Entity:** DCentric Investments LLC
  **Names of 20% owners:** None
  **Relationship to Company:** DCentric Investments LLC is owned by Adrian Dungan and Nicole Aga. Adrian Dungan is Gabriel Dungan's brother and Nicole Aga, Adrian's wife, is Gabriel Dungan's sister-in-law
  **Nature / amount of interest in the transaction:** : Adrian Dungan and Nicole Aga have loaned $1,000,000 to Skytex Holdings Limited, which amount is due in full on July 1, 2030. There is a 10% interest rate incurred on the outstanding principal balance, which is paid quarterly.
  **Material Terms:** The loan amount is $1,000,000 and terms is for 10 years at a 10% interest rate.

- **Name of Entity:** GVD Ventures, LLC
  **Names of 20% owners:** Gabriel Dungan and Vincent Dungan
  **Relationship to Company:** Officer

**Nature / amount of interest in the transaction:** ViscoSoft NC leases its headquarters located at 2923 S. Tryon Street, Suite 140, Charlotte, NC 28203 from GVD Ventures, LLC. GVD Ventures, LLC is a real estate holding company in which Gabriel Duncan holds a majority interest.
**Material Terms:** ViscoSoft NC's rent payments are primarily used by GVD Ventures, LLC to satisfy its mortgage payments. Since this is a related party transaction, there can be no guarantee that similar terms could be obtained from other commercial sources. $1,850 is paid from ViscoSoft Inc. to GVD Ventures, LLC in order to cover the commercial lease payments.

## Valuation

**Pre-Money Valuation:** $50,000,200.00

**Valuation Details:**

The Issuer determined its valuation based on the following factors:

The Company was profitable in 2020 and continues to grow at a fast pace in 2021 despite many setbacks to its retail partners. We had over $30 million in revenue in 2020 and achieved an EBITDA of slightly less than $623,000. In of those numbers and an annualized run rate that will likely surpass $40 million in 2021, we are looking at comparables such as Purple, Casper, and others who have commanded even higher multiples, whether it is on revenue or earnings (in many cases, these are also fast-growing businesses that have not yet achieved profitability).

We equally have invested about $500,000 over the past couple of years on research and development to developed working models of our sleep tracking device technology that we would like to bring to market in the coming year. Our aim is to integrate this "smart technology" into a number of our other bedding products and feature it as an innovative upgrade to utilitarian products that are purchased every day. With our hundreds of thousands of existing customers to leverage, a strong growth trend, and the countless possibilities to develop software and services around sleep tech, we feel confident that a $50 million pre-money valuation provides a good upside to early investors. It also gives them some mitigated risk given that we have been in business for more than 10 years in the United States and have a proven track record.

The pre-money valuation has been calculated on a fully diluted basis. The Issuer set its valuation internally, without a formal-third party independent evaluation.

**Related Party Transactions**

Each of the entities within the ViscoSoft Group make sales to and purchases from other entites within the ViscoSoft Group on terms equivalent to those that prevail in arm's length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Contractual Arrangements with the ViscoSoft Group and its Members

See “Corporate History and Structure”

Operating Agreement

See “Ownership and Capital Structure”

Employment Agreements and Indemnification Agreements

Gabriel Dungan, the manager of Issuer and CEO of the ViscoSoft Subsidiaries, and Vincent Dungan, the CFO of the ViscoSoft Subsidiaries, are brothers. See “Management Team” for additional details.

We have entered into, and plan on entering into, indemnification agreements with each of our managers, directors and executive officers. The indemnification agreements and the governing documents of each entity within the ViscoSoft Group, may require us to indemnify our managers, directors and officers to the fullest extent permitted by law. Subject to certain limitations, our governing documents may also require us to advance expenses incurred by our directors, managers and officers.

Additional Transactions Between Our Members & Related Party Transactions

On July 23, 2020, Gabriel Dungan and Xing Lin “Selina” Chen (ex-wife of Gabriel Dungan) entered into a Separation Agreement, pursuant to which Gabriel Dungan has the right to purchase 100% of the membership interest of the Issuer held by Xing Lin “Selina” Chen in accordance with the terms thereof.

ViscoSoft NC leases real property located at 2923 S. Tryon Street, Suite 140, Charlotte, NC 28203 from GVD Ventures, LLC. GVD Ventures, LLC is a real estate holding company in which Gabriel Duncan holds a majority interest. ViscoSoft NC’s rent payments are primarily used by GVD Ventures, LLC to satisfy its mortgage payments.

## Use of Proceeds

If we raise the Target Offering Amount of $9,811.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Use of Proceeds*
  96.5%
  We anticipate using the remaining funds (approximately $9,400) to pay costs and expenses associated with this Offering.

If we raise the over allotment amount of $1,069,815.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We will deploy some of this capital in performance marketing to continue to develop affiliate aggregator relationships, tests with different types of influencers, targeted paid search tests on various display and query-based platforms, as well as some SEO/Content plays to generate more awareness of the brands/tech.

- *Research & Development*
  20.0%
  We plan on continuing to improve and refine the sensor tech around the Matrix project whereby we drive down the cost of sensors & electronics to where the cost for the additional hardware will be negligible at retail and we can develop the app/UX focused on a new ARR model.

- *Company Employment*
  10.0%
  This will be allocated to either part-time or full time marketers or engineers that will help in pushing the business to the next level on both the D2C brands and sleep tech side.

- *Working Capital*
  46.5%
  Given that the business requires significant working capital requirements, a decent amount of this will be allocated to inventory in order to keep up with the growth of our various channels.

- *Inventory*
  10.0%
  This will be for additional inventory for high margin wholesale channels such as furniture/mattress stores around accessory products which cash flow nicely.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at viscosoft.com (viscosoft.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at:
www.startengine.com/viscosoft

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ViscoSoft Group, LLC

*[See attached]*

# VISCOSOFT GROUP LLC

*(a North Carolina limited liability company)*

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 22, 2021

To: Board of Directors, VISCOSOFT GROUP LLC

Re: 2020-2019 Consolidated Financial Statement Review

We have reviewed the accompanying consolidated financial statements of VISCOSOFT GROUP LLC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

**VISCOSOFT GROUP LLC**
**CONSOLIDATED BALANCE SHEET**
**As of December 31, 2020 and 2019**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited) –** *Amounts in thousands*

| **ASSETS** | **2020** | | **2019** | |
|---|---|---|---|---|
| Current Assets | | | | |
| Cash and cash equivalents | $ | 432 | $ | 302 |
| Accounts receivable | | 2,868 | | 3,584 |
| Inventory | | 3,737 | | 3,277 |
| Other current assets | | 484 | | 290 |
| Total current assets | | 7,521 | | 7,453 |
| | | | | |
| Fixed assets, net | | 77 | | 97 |
| Other long-term assets | | 366 | | 367 |
| | | | | |
| Total Assets | $ | 7,964 | $ | 7,917 |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities | | | | |
| Accounts and credit cards payable | $ | 5,191 | $ | 6,116 |
| Loans payable, related party – current | | 1,030 | | 695 |
| Loans payable – current | | 1,272 | | 1,351 |
| Other current liabilities | | 3,340 | | 212 |
| Total Current Liabilities | | 8,531 | | 8,374 |
| | | | | |
| Long-term loan payable | | 1,064 | | 1,186 |
| | | | | |
| Total Liabilities | | 9,595 | | 9,560 |
| | | | | |
| Members' Equity | | | | |
| | | | | |
| Members' Capital (265,000 units issued and outstanding) | | (1,631) | | (1,643) |
| | | | | |
| Total Liabilities and Members' Equity | $ | 7,964 | $ | 7,917 |

**VISCOSOFT GROUP LLC**
**CONSOLIDATED STATEMENT OF OPERATIONS**
**For Years Ending December 31, 2020 and 2019**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited) –** *Amounts in thousands*

| | 2020 | 2019 |
|---|---|---|
| Revenues, net | $ 30,522 | $ 30,151 |
| Cost of goods sold | 14,536 | 17,673 |
| Gross profit | 15,986 | 12,478 |
| Operating expenses | | |
| Marketing and selling | 11,953 | 10,154 |
| Other general and administrative | 3,410 | 2,769 |
| Total operating expenses | 15,363 | 12,923 |
| Net Operating Income (Loss) | 623 | (445) |
| Other income (expense) | (4) | (49) |
| Interest (expense) | (549) | (256) |
| Depreciation and amortization (expense) | (29) | (29) |
| Tax (provision) benefit | – | – |
| Net Income (Loss) | $ 41 | $ (779) |

**VISCOSOFT GROUP LLC**
**CONSOLIDATED STATEMENT OF CHANGES TO MEMBERS' EQUITY**
**For Years Ending December 31, 2020 and 2019**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)** – *Amounts in thousands*

| | Members' Capital |
|---|---|
| **Balance as of January 1, 2019** | **$ (845)** |
| Translation adjustment | (19) |
| Net Income (Loss) | (779) |
| **Balance as of December 31, 2019** | **$ (1,643)** |
| Translation adjustment | (29) |
| Net Income (Loss) | 41 |
| **Balance as of December 31, 2020** | **$ (1,631)** |

**VISCOSOFT GROUP LLC**
**STATEMENT OF CASH FLOWS**
**For Years Ending December 31, 2020 and 2019**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)** – *Amounts in thousands*

| | 2020 | 2019 |
|---|---|---|
| **Operating Activities** | | |
| Net Income (Loss) | $ 41 | $ (779) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Add back: depreciation | 29 | 29 |
| Changes in operating asset and liabilities: | | |
| (Increase) Decrease in accounts receivable | 716 | (132) |
| (Increase) Decrease in inventory | (460) | 85 |
| (Increase) Decrease in other current assets | (194) | (101) |
| Increase (Decrease) in accounts payable | (925) | (316) |
| Increase (Decrease) in other current liabilities | 822 | 112 |
| Net cash used in operating activities | 17 | (1,102) |
| **Investing Activities** | | |
| Purchase of fixed assets | (21) | (40) |
| Net cash used in operating activities | (21) | (40) |
| **Financing Activities** | | |
| Proceeds from loans payable | 134 | 766 |
| Net change in cash from financing activities | 134 | 766 |
| Net change in cash and cash equivalents | 130 | (376) |
| Cash and cash equivalents at beginning of period | 302 | 678 |
| Cash and cash equivalents at end of period | $ 432 | $ 302 |

**VISCOSOFT GROUP LLC**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**See Accountant's Review Report**
**AS OF DECEMBER 31, 2020 and 2019**
**(UNAUDITED)** – *amounts in thousands except for numbers of units*

## NOTE 1 – NATURE OF OPERATIONS

VISCOSOFT GROUP LLC (which may be referred to as the "Company", "we," "us," or "our") is a limited liability company formed under the laws of North Carolina in 2021. The Company is a newly formed holding company and is the sole owner of four subsidiaries. The Company holds four entities engaged in the sale of bedding and sleep products that are sold through various online and wholesale channels in the United States and in some international markets. The consolidated financial statements reflect the consolidated results of the entities held by the Company for the years provided.

Since inception, the Company has relied on obtaining loans and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative members' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $432 and $302 of cash on hand, respectively.

*Fixed Assets*
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $77 and $97 of net fixed assets, respectively.

*Fair Value Measurements*
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its sleep products.

*Accounts Receivable*
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The

Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

*Advertising*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

**NOTE 3 – GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company began operation several years ago and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**NOTE 4 – DEBT**

The Company's primary obligations relate to loans made from related parties to the Company totaling $1,030 and $695 as of December 31, 2020 and 2019, respectively. Additionally, the Company has procured other borrowings totaling $3,336 and $2,537 from unrelated borrowers.

The Company procured $322 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. The Company has received confirmation in May 2021 that the Company met those requirements and the loan and accrued interest has been forgiven.

## NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

The Company has, as of December 31, 2020 and 2019 been treated as an partnership for federal income tax purposes. As such, the items of income, deduction and credit is passed along to the members and is not taxable to the Company.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

*Litigation*
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any threatened or actual litigation against the Company or its management.

## NOTE 7 – EQUITY

The Company is a limited liability company and has eight members as of December 31, 2020. Only four members have more than 10 percent of the capital interest in the Company. One member, chief executive Gabriel Dungan, holds over 43 percent of the capital interest in the Company.

## NOTE 8 – RELATED PARTY TRANSACTIONS

GVD Ventures LLC was established to serve as a real estate holding company and is owned primarily by the Company's chief executive. GVD Ventures purchased 2923 S. Tryon Street Condo #140 Charlotte, NC 28203. The Company makes mortgage payments (interest and principal) to GVD Ventures to satisfy the mortgage loan liability.

Because this transaction is between related parties, there is no guarantee that similar terms could be obtained from other commercial sources.

## NOTE 9 – SUBSEQUENT EVENTS

*Crowdfunded Offering*
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

*COVID-19 Related Actions*
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the

impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

*Management's Evaluation*

Management has evaluated subsequent events through June 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# ViscoSoft Group

Sleep Technology Company


viscosoft

Website | Charlotte, NC | E-COMMERCE

Viscosoft wants to change the way the world sleeps. With a background in textile engineering, product development, and sensor technology, our mission is to provide consumers around the world with high-end bedding products that deliver ultimate comfort, unmatched value and the smartest, data-driven sleep experience ever to exist.

**$0.00** raised

| | |
|---|---|
| **0** Investors | **$50M** Valuation |
| **$188.68** Price per Share | **$188.68** Min. Investment |
| **Units** Security Type | **Equity** Offering Type |
| **$1.07M** Offering Max | **Reg CF** Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- Viscosoft is poised to become one of the most recognized brands in the $432B sleep industry. We are an Amazon top 250 seller and have several products that have been recognized by industry experts for delivering great sleep through thoughtful design and innovative materials, including Good Housekeeping's prestigious 'Best Bedding' award in 2021.
- Over the past 4 years, more than 500K direct consumers have contributed to revenues of more than $95M and increased profitability last year. 2020 revenues reached $30M as the direct-to-consumer business (Viscosoft.com) grew more than 700% YoY from increased brand recognition, customer loyalty programs & product partnerships.
- Sleep technology is an $12.5B industry and expected to reach $40.6B within the next 5 years. Viscosoft is committed to delivering a first-of-its-kind mattress topper with integrated sleep-quality sensors for under $200.

OVERVIEW

# A Winning Startup in Bedding & Sleep Tech with a Unique Name

Viscosoft believes sleep is the best thing you can do for yourself.



> Sleep is the golden chain that binds health & our bodies together
>
> Thomas Dekker

It restores your energy, affects your mental health, and directly impacts everyday experiences. Sleep is the fuel for everything we do while we're awake – and we are reimagining the opportunities to make it better.

Our innovative products already offer remarkable comfort through an in-house research and development process fueled by insights from thousands of loyal customers. We're among the fastest growing sleep brands in France, popular with retailers like Bed, Bath & Beyond, seen our toppers become some of the most admired on the internet and we've got a tech-vibe in our name. For these reasons, and many others, we're proud to be labeled 'unique'.


We make the bed of your dreams into your nightly reality

THE PROBLEM

## Sleep is Becoming an Epidemic

Insomnia affects 30-45% of the world's adult population. 41% are affected by a less severe form of sleep disruption such as night sweats. What keeps us up at night? Knowledge that the problem is getting worse!

Stress, chronic pain, and unhealthy lifestyle habits such as drinking, smoking and obesity are contributing to rampant sleep deprivation and a rapid increase in the search for remedies. The global market for sleep aids is currently $70B and expected to surpass $100B in less than five 5 years.


pain
50M people living with chronic pain in the US


hot sleep
41% of people have experienced night sweats

**Yet many sleep companies put more focus into advertising better sleep that creating it**

* *Source*

THE SOLUTION

## Engineer an Entirely New Path to Great Sleep

Our mattress toppers have already become one of the most popular on the internet. They have over 23,000 verified reviews, are widely recommended on social media and passionately endorsed as alternatives to replacement mattresses that are poor quality and over-priced. Loyal customers appreciate their ability to extend the life of an aging mattress, offer comfort to those struggling with back, hip or neck pain and come with removable covers to immediately create a clean, luxurious sleep surface for significantly less than a new mattress


paying more for mattresses
consumer hesitancy
mattresses not lasting as long

high quality + low cost = higher consumer confidence


$$$
a new mattress
$
a mattress topper

we overcome this hesitancy by extending the life of a mattress & providing the same value at a much lower cost

The expertise in material science and product development that allowed us to create some of the best cool-sleep products in the world will now allow us to bring you a revolutionary, AI-driven smart sleep experience.  We're adding integrated sensor technology to our most popular products to formulate personalized sleep performance insights aimed at improving the quality of your sleep.  The integration will extend to smart home devices and popular wellness apps such as Headspace and Calm that consumers trust to positively influence sleep.



**Image of a prototype. ViscoSoft's sensor technology is still currently under development and not available on the market.*

We are also proud to be a sustainability conscious business. Our products are designed to delay the disposal of existing mattresses by several years and be versatile enough to meet customer needs for great sleep in unique environments such as college dorms, recreational vehicles, rental homes, pull-out couches, and airbeds.



THE MARKET

## Sleeping Easy Knowing we are Penetrating a Growing Market

The market for sleep aides is growing at 7% annually and expected to exceed $100B by 2025. Most consumers continue to favor 'on-bed' products, such as mattress toppers and pillows, for improving sleep over alternatives like supplements, noise machines, CPAP devices, and sleep labs.

The mattress category in the US is currently $17B and expected to exceed $20B over the next five years.  Toppers are a significant driver of category growth as consumers increasingly recognize premium toppers as budget-friendly, environmentally conscious alternatives to new mattresses.


2021 US mattress industry*
~9%
(1.5 billion)
mattress
toppers
16.8 billion
*still has
room to grow
mattress industry
projected growth


2019
2022
2025
2028
2030


why buy a normal topper when
you could have a smart topper?
viscosoft
85
good sleep score
the sleep tech market is expected to grow to $32B by 2026
the average price of a smart mattress is $3000
viscosoft will launch a smart topper for under $200
this creates viscosoft's first subscription based revenue model

* *Source 1*, *Source 2*

OUR TRACTION

## Online Revenue Growth & Emerging Channel Expansion

Operating revenue has more than doubled over the last three years from $14M to over $30M and delivered an EBITDA of approximately of $650K in 2020. Growth is driven by new customers as well as existing customers purchasing accessory products (protectors, pillows and sheets) or additional mattress toppers for a guest room, vacation home or child's dorm room.  The Company has seen a 22% growth in the percentage of orders from existing customers from 2020 to 2021 YTD.

Additional 2021 highlights include Q1 revenue growth of 45% (YoY) and recognition from Good Housekeeping of the prestigious Best Bedding award in May.  This recognition is the latest example of similar accolades from Healthline, Forbes, NY Magazine, Sleep Foundation, and Rolling Stone.

## viscosoft revenue evolution


$14.9M
$22.4M
$29.2M
$30.3M
2017
2018
2019
2020

The second and third quarter of 2021 are poised to further propel our growth. 2020 saw most retail partners close for extended periods as the world endured the COVID-19 pandemic.  With brick and mortar re-opening in 2021 we expect an expanded set of retail partners to drive increased wholesale order volume as well as boost online awareness, with e-commerce platforms like Amazon and Walmart.com benefiting the most. Viscosoft toppers currently own an 8% share of the category on Amazon.  Continued growth from specialty products introduced in the fourth quarter of last year (charcoal and lavender-infused toppers), as well as the introduction of new size options (short queen) earlier this year and additional product launches planned for Q3 create confidence in an increase to a 10% share by the end of the year.

Our popularity with retailers is attributable to a reputation for being a dependable partner with products that exceed customer expectations.  Over 10M Viscosoft products have been purchased by customers of these retail partners.


viscosoft



## creating luxury sleep experiences across the US

viscosoft brings incredible sleep to premier airbnb hosts across the country

Our business will also benefit from an expanded relationship with premier and 5-star Airbnb hosts. We've partnered with highly desirable locations across the country to help hosts deliver a world class sleep experience to their guests. With our products in place, the host increases the likelihood of a satisfied guest and Viscosoft is afforded the opportunity for consumers to experience our award-winning toppers in the physical world. Doorhangers in the master bedroom are one way guests learn more about why they slept so well.


dellcollective
Perry, New York
114 likes
dellcollective We know how important a good nights' sleep is when you are away from home! That's why we partner with @viscosoft to make our already comfy beds next level comfy!
juliachristinehome
Milwaukee, Wisconsin
96 likes
juliachristinehome We added a high end @viscosoft mattress topper to the master bedroom at the Lakehouse AirBNB. @viscosoft offers many different types of quality mattresses toppers. Use JULIA10 for 10% off. https://viscosoft.com


viscosoft
"wow"
- you, in reference to your sleep tonight -
bring this sleep home - check out the back to see how

WHAT WE DO

## Amazing Sleep Within Reach

Authenticity and a relentless commitment to a quality. These are cornerstones of every product we produce. We don't rely on flashy marketing tactics or celebrity endorsements to convince consumers the Viscosoft product line-up is better than competitor alternatives.


let's get you into something cozy
hey there, sleepyhead

We invest in customer feedback, product research, materials and quality manufacturing. These efforts allow us to better understand why consumers prefer our products and deliver innovations that genuinely delight customers.

This approach keeps prices low and quality well above the average direct-to-consumer sleep company.



THE BUSINESS MODEL

## A Business Designed to Scale

We commercialize our products through our own web properties (Viscosoft.com, Musesleep.com, Mello-matelas.fr) and select e-commerce platforms (Amazon.com and Walmart.com)


viscosoft.com growth
+700%
$1.2M
viscosoft.com
$148.3K
2020
2021
*graph shows Q1 data

We also wholesale our product lines to furniture and mattress retailers such as Jerome's, Cardi's, and other larger off-price retailers such as Primark, TJ Maxx/Marshall's, HomeGoods, Burlington, and Christmas Tree Shops.

AOV in the US is **$157.40** for our viscosoft.com property and approximately **$850** for musesleep.com. In France, AOV is **€138.51** for mello-matelas.fr. Our COGS are approximately **32-35%** of the sales volume leaving gross margins of **65-68%** before variable expenses.


65-68%
gross margins

HOW WE ARE DIFFERENT

## Executing on Four Different Professions Within one Business for More Vertical Integration of the Supply Chain

Viscosoft is dedicated to delivering amazing, transparent, and sustainable value to the customer. Our fabric from China, sewing in Central America and the Caribbean, foam from US suppliers, and sensors from Finland and China makes for a complex supply chain that most companies won't and can't to take on.

### The best the world has to offer, delivered to your bed


Sensors
Foam
Sewing
Fabric &
Sensors

While potentially intimidating, we have embraced the challenge, and our customers have benefited.

Because of this, our products have some of the lowest return rates in the industry and have allowed us to introduce an innovative re-commerce campaign with Airbnb hosts to turn returns into marketing assets that scale our brand awareness.   This increase in awareness and brand equity creates pricing power for our products in competitive environments like Amazon.


viscosoft
$17.4 million
2020 total topper
sales on amazon

proven success through quality


amazon
top 30
3” select
high density
4” serene
hybrid
$84.76
$159.95
$169.95
competitors
viscosoft
viscosoft
average price of a queen mattress topper


viscosoft brand has created pricing power in a competitive environment

THE VISION

## A Dominant Brand in the Smart Sleep Space

We see ourselves as a leader in the mattress topper and smart sleep space in coming years.

We plan to leverage our growing brand awareness and online market share to unlock even more traditional retail relationships with solid wholesale margins affording a larger volume of potential customers the opportunity to experience our products in person.


We’re on the way up!

Our dedication to improving on quality, efficiencies with logistics & scale, as well as spinning up the SaaS model embedded in our smart topper offering makes us confident in earning our way into customers’ homes.


You deserve to try us out!
So, we plan to increase our presence among traditional retail stores

OUR LEADERSHIP

## A Global Team of Mission-Driven Innovators

We have a rockstar team of professionals across three continents that are experienced and aligned with the company's mission to deliver a better way to great sleep.

A unique combination of world-class, international sourcing & supply chain, technology, digital marketing, and a small but mighty team positions us to continue to grow quickly over the coming 3-5 years and beyond.

WHY INVEST

## Cutting Edge Sleep Products Meant to Make an Impact

With over a decade of experience, we possess the drive to create innovative, new products that make a material difference in our customers' sleep.

Over the last four years, more than 500,000 happy customers are sleeping better thanks to Viscosoft's quality offerings at approachable retail prices.



From our pivot into e-commerce, direct-to-consumer, and sleep technology - we've found the need to scale our operations and are excited to share in our growth through equity crowdfunding.

Investing in Viscosoft doesn't only put you into the fast-growing sleep tech space - it does so with the knowledge that the people running the company are experienced operators with a track record of building direct-to-consumer brands and products that consumers love.


Sleep like a baby, invest like a pro
Nobody knows sleep tech like Viscosoft

## INVESTOR PERKS

# invest in viscosoft

| Tier | Amount | Perks |
| --- | --- | --- |
| tier 1 | $250+ | A cooling Edge Memory Foam Travel Pillow - Perfect as a neck pillow at home or on the go! |
| tier 2 | $500+ | A set of crisp 300 Thread Count Organic Cotton Sheets - Amazing quality & durability. |
| tier 3 | $1,000+ | Choice of any Viscosoft signature mattress topper or pad. Recognized industry-wide for incredible quality & value. Up to a $200 retail value. |
| tier 4 | $2,500+ | Choice of any mattress topper & 1 bedding accessory. We'll also throw in 5% bonus units (shares) with this level of investment. |
| tier 5 | $5,000+ | Choice of any Viscosoft or Muse Sleep mattress! Up to a $1,600 retail value. We'll also throw in a 5% bonus units (shares) with this investment. |
| tier 6 | $10,000+ | Choice of any Viscosoft or Muse Sleep Mattress. Choice of any Viscosoft matttress topper & 2 bedding accessories. We'll also throw in 10% bonus units (shares) & a 20 minute intro call with company management. |
| tier 7 | $25,000+ | Choice of any Viscosoft or Muse Sleep Mattress. Choice of any Viscosoft topper & 5 bedding accessories for your home. We'll throw in 10% bonus units (shares) for this investment & set up a 30 minute Zoom call with our founder & CEO. |
| tier 8 | $50,000+ | Beds for your entire home & up to 10 accessories in any way you choose. We'll throw in 15% bonus units for this elite level of investment & set up a 30 minute Zoom call with Gabe Dungan, our founder & CEO. |

**July 2010**

Our Company Launches in the US!

We incorporate Viscosoft in NC and make our first hire sales hire in NYC.

**October 2010**

Viscosoft lands first major retail account

Company lands and accelerates growth with Primark, a major international retailer, with their first memory foam pillow.

**Jan 2012**

Land TJ Maxx/Marshalls & HomeGoods

Viscosoft opens first major retail account in the US.

**December 2014**

Launch on Amazon.com!

Viscosoft launches its initial online catalog on amazon.com in our first meaningful push into e-commerce. Quickly begin to carve out a niche in the higher quality mattress topper category.

**August 2016**

Opened our new offices in Charlotte, NC!

Opening our offices in Charlotte signified an important pivot towards a direct-to-consumer brand seeking to build an online-first and focus on digital marketing to compleme... our product background.

**June 2017**

Launch of viscosoft.com

Launch of our own property viscosoft.com to supplement our musesleep.com and amazon presences.

**October 2017**



Begins development of Smart Sleep Technology under Matrix name.

Company starts development of sleep technology under our Matrix project with an eye on developing tech for better sleep in the future.

## In the Press

the spruce | cnet | healthline

SHOW MORE

# Meet Our Team



### Gabriel Dungan

Co-founder & CEO/President

*As CEO, Gabe leads the comprehensive business strategy, expansion, and vision for the future. Experienced in setting up businesses in foreign countries (China, France), developing sales networks, multi-cultural management, and implementing production teams. Started ViscoSoft (formerly Skytex) in Shanghai in 2007 at 25 with $54,000 in initial capital. He speaks fluent French and Chinese and holds a BS from UNC Chapel Hill's Kenan-Flagler School of business with concentrations in Statistics and Finance.*



### Rick Wo

Co-founder & Chief Product Officer

*Brings more than 20 years of experience in the sourcing, manufacturing, and product development areas. He leads the development of our physical products and maintains an obsession with testing (both chemical and mechanical) as well as working with marketing teams to integrate consumer feedback into the products' physical properties. Runs our Shanghai office and partnerships with a complex supply chain of fabric, dyeing, accessory, polyurethane, and processing suppliers throughout eastern China. Rick holds an undergraduate degree in Textile Engineering and Design from Shanghai's Donghua University and an MBA from Southbank University in London.*



### Matthieu Witkowski

Co-founder & President of ViscoSoft France

*As a marketing specialist and business strategist, Matthieu has been influential in ViscoSoft's business strategy and expansion. He currently runs the European business branch out of Strasbourg, France, strategically located at the heart of Europe. He launched the Mello Mattress brand taking off at breakneck speed and elected 2020 product of the year by France's largest consumer award. Research marketing passionate, Matthieu also contributes to product development bringing design and utilitarian expertise. Along with Rick and Gabe, he is a founding partner of the original 2007 Shanghai company. Fluent in French, English, and Chinese, Matt graduated from the Marshall School of Business of the University of Southern California, with a double emphasis in Marketing and Entrepreneurial Studies.*



**Vincent Dungan**

CFO

*As CFO, Vincent has overseen all finance for 4 separate businesses under the ViscoSoft umbrella since 2010. This includes companies in China, Hong Kong, France and the US. In this role, Vincent has worked with banks across the world to execute loans and lines of credit for the working capital needed to grow the business. He also helped implement a cloud ERP system to enable seamless accounting between ViscoSoft's subsidiaries. Vincent graduated from UNC-Chapel Hill with a degree in International Studies and minors in French and Spanish. He speaks French, Chinese, and Spanish.*



**Jason Alpern**

VP of Marketing

*Jason oversees all marketing operations for the brand family and is focused on brand exposure, channel expansion and lead generation objectives. Previously Jason was a marketing officer at Red Ventures and SVP of Digital Marketing at Bank of America. Channel management and expertise includes SEM (PPC), search engine optimization, re-marketing, online display, website optimization and partnerships. Jason is a graduate of Bucknell University and earned an MBA from UNC-Chapel Hill.*



**Jordan Harris**

Director of Engineering

*Jordan leads the technology team at ViscoSoft, including leading the technical design, implementation and support for all applications (e-commerce, client-side, internal). His business degree from UNC Chapel Hill's Kenan-Flagler School of Business & graduate coursework in computer science at UNCC. His previous professional experience in finance provides him with a unique mindset and ability to align and guide technology with business needs and priorities. He is a self-taught developer and has extensive experience using Agile methodologies to build enterprise-grade applications with a focus on CI/CD, testing, cloud ops, security, data warehousing, and data science.*

## Offering Summary

| | |
|---|---|
| **Company** | ViscoSoft Group, LLC |
| **Corporate Address** | 2923 South Tryon Street, Suite 140, Charlotte, NC 28203 |
| **Offering Minimum** | $9,811.36 |
| **Offering Maximum** | $1,069,815.60 |
| **Minimum Investment Amount (per investor)** | $188.68 |

## Terms

**Offering Type** : Equity

**Security Name** : Class B Non-voting Units

**Minimum Number of Shares Offered** : 52

**Maximum Number of Shares Offered** : 5,670

**Price per Share** : $188.68

**Pre-Money Valuation** : $50,000,200.00

*This Offering Memorandum (this "Memorandum" or "Offering Statement") is provided solely to prospective investors through the Crowdfunding Portal provided at www.startengine.com and any subdomain thereof (the "Portal") for the sole purpose of evaluating investments in certain securities ("Securities") offered by ViscoSoft Group, LLC, a North Carolina limited liability company (the "Issuer"). The Securities, in the form of Units, will be governed by, a securities purchase agreement between the Issuer and the purchasers of the Securities.*

*The Issuer is seeking to raise a target of $9,811.36 and a maximum of $1,069,815.60 through the offering and sale of Securities on the StartEngine online portal (the "Offering") in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto ("Regulation Crowdfunding").*

*Maximum number of Units offered includes Bonus Units and is subject to adjustment for Bonus Units. See "Perks and Additional Bonus Units" and "The 10% StartEngine Owner's Bonus." Investments are made on a "first come first served" basis.*

*The deadline to reach the minimum target amount is November 30, 2021. If the sum of the investment commitments does not equal or exceed the target offering amount prior to November 30, 2021, no Securities will be sold in this Offering and investment commitments will be cancelled and committed funds will be returned to you.*

**Perks and Additional Bonus Units**

In addition to anyone who is a member of the StartEngine OWNers bonus program as described below, certain other investors in this offering are also eligible to receive additional Units for their Units purchased ("Bonus Units"), which effectively gives them a discount on their investment. Receipt of Bonus Units pursuant to the StartEngine OWNers bonus program are not cumulative with the Bonus Units eligible to be received pursuant to the perks described below.

Eligible investors will receive, as part of their investment, Bonus Units equal to 5%, 10% or 15% of the Units they purchase, depending upon perks described below. Investors receiving the 5% bonus (for investments of $2,500 or more) will pay an effective price of approximately $179.25 per Unit before the StartEngine processing fee, while investors receiving the 10% bonus (for investments of $10,000 or more) will pay an effective price of approximately $169.81 per Unit before the StartEngine processing fee and investors receiving the 15% bonus (for investments of $50,000 or more) will pay an effective price of approximately $160.38 per Unit before the StartEngine processing fee. The StartEngine processing fee will be assessed on the full Unit price of 188.68 for the purchased Units, and not any Bonus Units.

If eligible for Bonus Units, investors will receive the greater amount of Bonus Units for which they are eligible and are not cumulative even if investors would qualify for multiple eligibility categories for receipt of Bonus Units. No additional consideration will be received by the Issuer for the issuance of Bonus Units and the Issuer will absorb the cost of the issuance of the Bonus Units.

The Issuer will provide Investors with the following perquisites ("Perks") to investors in this Offering whose funds are received by the Transfer Agent, in addition to the Units offered through this Offering. The perks for each level of investment is provided below.

**Tier 1 - $250+**

A cooling Edge Memory Foam Travel Pillow - Perfect as a neck pillow at home or on the go!

**Tier 2 - $500+**

A set of crisp 300 Thread Count Organic Cotton Sheets - Amazing quality and durability.

**Tier 3 - $1,000+**

Choice of any Viscosoft signature mattress topper or pad. Recognized industry-wide for incredible quality and value.

**Tier 4 - 2,500+**

Choice of any mattress topper + one bedding accessory. Investors will also receive an additional 5% Bonus Units with this level of investment.

**Tier 5 - $5,000+**

Choice of any Viscosoft or Muse Sleep mattress! Up to a $1,600 retail value. Investors will also receive an additional 5% Bonus Units with this level of investment.

**Tier 6 - $10,000+**

Choice of any Viscosoft or Muse Sleep Mattress. Choice of any Viscosoft matttress topper and two bedding accessories. Investors will also receive an additional 10% Bonus Units with this level of investment, as well as a 20 minute intro call with company management.

**Tier 7 - $25,000+**

Choice of any Viscosoft or Muse Sleep Mattress. Choice of any Viscosoft topper and five bedding accessories for your home. Investors will also receive an additional 10% Bonus Units with this level of investment, as well as a 30 minute Zoom call with our co-founder and CEO.

**Tier 8 - $50,000+**

Beds for your entire home and up to 10 accessories in any way you choose. Investors will also receive an additional 15% Bonus Units with this level of investment, as well as set up a 30 minute Zoom call with Gabe Dungan, our co-founder and CEO.

**All perks occur when the offering is completed.*

***For the product perks, the Company is only able to deliver these perks to investors in the contiguous 48 states in the US.*

**The 10% StartEngine Owner's Bonus**

The Issuer will offer 10% additional bonus Units for all Units purchased by investors who are eligible to participate in the StartEngine Crowdfunding Inc.'s OWNer's bonus.*

For example, if an investor purchases 100 Units at $188.68 per Unit, the investor will receive 110 Units even though their investment was only $18,868 (100 x $188.68). Fractional Units will not be distributed and bonuses will be determined by rounding down to the nearest whole Unit.

This 10% bonus is only valid during the eligibility period determined by StartEngine. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Issuer surpasses its maximum funding goal. Meaning, they will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus based on their initial investment in the Issuer, which will be the highest bonus rate they are eligible for.

**See https://www.startengine.com/owners-bonus for details.*

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow ViscoSoft Group to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Gabe Dungan:
America is finally waking up to the fact that we need better sleep. That's why the sleep industry is expected to hit 500 billion by 2022. Viscosoft is on a mission to completely change how people sleep. Over the last four years, more than half a million happy direct customers are sleeping better thanks to Viscosoft. Over 10 million indirect customers continue to demand our product. We've generated over 180 million in lifetime sales. That's more than 30 million in 2020, and we're profitable. We've gained even more traction in 2021 with sales in the first quarter up 45% last year. Viscosoft has been recognized by Good Housekeeping in 2021 with the prestigious Best Bedding Award, and we've been featured as a leading sleep brand in New York Magazine, Sleep Foundation, Rolling Stone, and many more. The results speak for themselves.

Gabe Dungan:
We are a top 250 seller on Amazon by revenue. We're among the fastest growing sleep brands in France, and popular retailers like Primark, Bed Bath & Beyond, Jerome's, TJ Maxx, HomeGoods, and Costco have sold more than 10 million Viscosoft products. And we're just getting started. We're partnering with Airbnb's premier and five-star hosts to bring an unparalleled sleep experience to their listings. And we're on the precipice of disrupting the rapidly growing sleep technology market, which is projected to reach 32 billion within the next five years alone. Now is the time to invest. We're engineering a whole new way to sleep. With our expertise in material sciences and sensor technologies, we have already developed the best cooling bedding technology in the world.

Gabe Dungan:
Now we're using that expertise to bring what we believe is the smartest AI-driven, sensor-powered sleep experience to ever exist. We are making our already super popular and highly reviewed mattress toppers and bedding products smart. We combine smart sensors that proactively monitor body temperature and sleep patterns with our AI-powered software, to tell you how to continually improve your sleep. This gives you data-driven sleep expert-level advice that will help give you an amazing night's sleep. All of this seamlessly integrates with all your smart home devices and software apps, creating an entirely new sleep experience. Your sleep will exponentially improve night after night. We can provide all of this for under $200. This makes customer acquisition growth faster and easier. Our large growing customer base plus our new smart sleep technology equals market domination. Invest now and help us take our best-in-class sleep products to the next level. Let's change the way the world sleep.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

**AMENDED AND RESTATED**

**OPERATING AGREEMENT OF**

**VISCOSOFT GROUP, LLC**

**(A North Carolina Limited Liability Company)**

**DATED: September [___], 2021**

THE OWNERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER OR SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE OWNERSHIP INTERESTS BY MEMBERS IS RESTRICTED AS STATED IN THIS AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING THE OWNERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS OWNERSHIP INTERESTS WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

## TABLE OF CONTENTS

**Attachments:**

**SECOND AMENDED AND RESTATED**

**OPERATING AGREEMENT OF**

**VISCOSOFT GROUP, LLC**

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT of ViscoSoft Group, LLC (the "Company"), a limited liability company organized pursuant to the North Carolina Limited Liability Company Act, as amended from time to time (the "Act"), is executed effective as of the date set forth on the cover page of this Agreement, by and among the Company and the Persons executing this Agreement as the Members and the Managers. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes any and all prior and contemporaneous understandings and agreements (including but not limited to that certain Amended and Restated Operating Agreement of the Company dated May 11, 2021, and any other prior operating agreement(s) of the Company or any amendments thereto), both written and oral.

## ARTICLE I - FORMATION OF THE COMPANY; DEFINITIONS

**1.1 Formation.** The Company was formed on April 29, 2021, upon the filing of its Articles of Organization with the Secretary of State. In consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the rights and obligations of the parties and the administration and dissolution and winding up of the Company shall be governed by this Agreement and its Articles of Organization.

**1.2 Name.** The name of the Company is as set forth on the cover page of this Agreement. The Board may change the name of the Company from time to time as it deems advisable, provided that appropriate amendments to this Agreement and the Articles of Organization and necessary filings under the Act are first obtained.

**1.3 Registered Office and Registered Agent.** The Company's registered office within the State of North Carolina and its registered agent at such address shall be as determined from time to time by the Board.

**1.4 Principal Place of Business.** The principal place of business of the Company within the State of North Carolina shall be at such place or places as determined from time to time by the Board.

**1.5 Purposes and Powers.**

(a) The purpose and business of the Company shall be to (i) own equity interests and operate businesses which relate to distributing and manufacturing sleep mattresses and other bedding products related thereto, along with creating, developing, engineering, and commercializing technology that provides sleep analysis and feedback to the users of its products including providing feedback through the means of applications installed and used on smartphones, tablets, and other electronic devices along with software that can analyze data trends relating to the user's overall health (each a "Business," and collectively, the "Businesses"); and

(ii) engage in any lawful business for which limited liability companies may be organized under the Act.

(b) The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act.

**1.6 Term.** The Company shall continue in existence in perpetuity until it is dissolved and its affairs wound up in accordance with the provisions of this Agreement and the Act.

**1.7 Nature of Interest Owners' Interests.** The interests of the Interest Owners in the Company shall be personal property for all purposes. Legal title to all Property shall be held in the name of the Company. Neither any Interest Owner nor a successor, representative or assign of any Interest Owner, shall have any right, title or interest in or to any Property or the right to partition any Property.

**1.8 Tax Classification of the Company.** The Members hereby acknowledge and agree that the Company has filed with the Internal Revenue Service an election pursuant to Treasury Regulation Section 301.7701-3(c) to treat the Company, for income tax purposes, as an association taxable as a "C-corporation".

**1.9 Definitions**. Unless otherwise defined in the body of this Agreement, all capitalized terms shall have such meanings as set forth on Exhibit A hereto.

## ARTICLE II - MANAGEMENT OF THE COMPANY

**2.1 Management by Board; Appointment and Removal of Managers; Specified Board Duties.**

(a) The business, property and affairs of the Company shall be managed by a board of managers (the "Board"). The Board shall continue to consist of one (1) Person (the "Manager"). The Board shall be elected by a Majority in Interest of the Members. The Members hereby appoint Gabriel Dungan to continue to serve as the sole Manager of the Company. Any additional Manager appointments (if any) shall be made by approval of a Majority in Interest of the Members. Any Manager may be removed and replaced at any time by a Majority in Interest of the Members. Each Manager shall serve in such capacity until the earlier of such Manager's death, resignation or removal. Upon the death, resignation or removal of a Manager, a Majority in Interest of the Members shall appoint the Manager's successor to the Board. Subject to the provisions of this Agreement, the Board shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to supervise, direct and control the actions of the officers of the Company and to perform any and all other actions customary or incident to the management of the business, property and affairs of the Company.

**2.2 Voting and Actions by the Board; Delegation of Responsibilities.** On all matters before the Board each Manager shall have one (1) vote each. Unless otherwise set forth in this Agreement, including but not limited to Section 2.10 below, the vote, consent, approval or ratification of any matter by those Managers holding at least a majority of the votes held by all Managers then serving on the Board shall be required and shall be sufficient in order to constitute action of the Board. In the case the Board is comprised of only two (2) Managers, then all actions of the Board shall require the joint approval of both Managers, and in the event of a deadlock, the decision of Gabriel Dungan shall prevail and be final. All decisions with respect to the management of the business and affairs of the Company shall be made by action of the Board or evidenced by a written consent executed by such number of Managers to approve the matters on behalf of the Board. The Board may delegate responsibility for the day-to-day management of the Company to any individual Person retained by the Board who shall have and exercise on behalf of the Company all powers and rights necessary or convenient to carry out such management responsibilities.

**2.3 Meetings of the Board.** Meetings of the Board may be called by any Manager. Notice of any meeting shall be given pursuant to Section 9.4 below to all Managers not less than five (5) business days prior to the meeting. Managers holding a majority of the votes held by the then appointed Managers shall be required to constitute a quorum for the transaction of business by the Board. A notice need not specify the purpose of any meeting. Notice of a meeting need not be given to any Manager who signs a waiver of notice, a consent to holding the meeting, an approval of the minutes thereof or a written consent to action taken in lieu of such meeting, whether before or after the meeting, or who attends the meeting without protesting the lack of notice prior to the commencement of the meeting. All such waivers, consents and approvals shall be filed with the Company's records or made a part of the minutes of the meeting. Managers may participate in any meeting of the Managers by means of electronic communications including conference telephones so long as all Managers participating can hear or communicate with one another. A Manager so participating is deemed to be present at the meeting.

**2.4 Board Action by Written Consent**. Any action that is permitted or required to be taken by the Board may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is signed by Managers holding at least a majority of the votes held by all Managers.

**2.5 Compensation and Expenses.** Upon approval by the Board, a Manager may receive compensation from the Company for serving as a Manager, which compensation shall be commercially reasonable and equivalent of that paid to an independent third-party manager for similar services. Additionally, the Company will reimburse a Manager for all actual and reasonable expenses incurred by such Manager in connection with the conduct or preservation of the Company's business or Property.

**2.6 Indemnification of the Managers and Other Persons**. The Company shall indemnify the Managers, regardless of whether such Manager is also an Interest Owner, to the fullest extent permitted or required by this Agreement, as amended from time to time, and the Company shall advance expenses incurred by such Manager upon receipt by the Company of the signed statement of such Manager agreeing to reimburse the Company for such advance in the event it is ultimately determined that such Manager is not entitled to be indemnified by the Company against such expenses. The provisions of this Section 2.6 shall apply also to any Person to whom the Board has delegated management authority as provided in Section 2.2, whether or not such Person is an Interest Owner. Any indemnification and advancement of expenses under this Section 2.6 may be funded by the Company, upon approval of the Board. Notwithstanding anything in this Section 2.6 to the contrary, the indemnity and advancement obligations set forth herein *shall not* apply to any action by or against the Company on one side, and a current or former Manager, Interest Owner or Officer on the other nor shall it apply to any expenses, liabilities and losses suffered that are attributable to a Manager's, or Persons' to whom the Board has delegated authority's, gross negligence, willful misconduct or knowing violation of the law, or actions done in bad faith.

**2.7 Limitation on Liability.** No Manager of the Company shall be liable to the Company for monetary damages for an act or omission in such Person's capacity as a Manager, except for (i) acts or omissions in breach of the implied contractual covenant of good faith and fair dealing, (ii) acts or omissions which the Manager knew, at the time of the acts or omissions, were clearly in conflict with the best interests of the Company, or (iii) any transaction from which the Manager derived an improper personal benefit. Any repeal or modification of this Section 2.7 shall not adversely affect the right or protection of a Manager existing at the time of such repeal or modification.

**2.8 Liability for Return of Capital Contribution.** Neither the Board nor any Manager shall be liable for the return of the capital contributions of the Interest Owners, and upon dissolution, the Interest Owners shall look solely to the Property.

**2.9 Officers.** The Board may designate one or more individuals to be officers of the Company ("Officers"). No Officer need be a resident of the State of North Carolina or an Interest Owner. Any Officers so designated shall have such authority and perform such duties as the Board may delegate to them. If the title is one commonly used for officers of business corporations formed under the North Carolina Business Corporation Act, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such Officer by the Board. Each Officer shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until such Officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. The Officers may receive salaries or other compensation, for serving as Officers of the Company as determined by the Board, provided that compensation is commercially reasonable for the services performed by such Officer. Subject to any employment agreement between the Company and an Officer, any Officer may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause, by the Board; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the Officer so removed. Designation of an Officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Board.

**2.10 Restrictions on Authority of Officers; Major Decisions.** Notwithstanding anything in this Agreement to the contrary, without the prior approval of a Majority in Interest of the Members, no Manager or Officer, will have the authority to (unilaterally or otherwise) do any of the following acts on behalf of the Company or the Businesses, as applicable (each a "Major Decision"):

(a) Amending, restating or modifying this Agreement or the Articles of Organization of the Company;

(b) Entering into a restructuring, refinancing or similar equity recapitalization transaction of the Company or Businesses, resulting in the sale of all or substantially all of the assets or equity interests of the Company and/or the Businesses;

(c) Adoption, amendment or termination of any management incentive (such as an assignment of carried-interest) or similar employee equity plan;

(d) Changes in tax classification of the Company;

(e) Dissolution, liquidation or winding up of the Company or Businesses;

(f) The institution of a proceeding for the Company or Businesses to be adjudicated bankrupt or insolvent, the consent to the institution of bankruptcy or insolvency proceedings against the Company or Businesses, the filing of a petition, answer or consent seeking reorganization or relief under any applicable federal or state bankruptcy laws with respect to the Company or Businesses, the consent to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, or other similar official for the Company or Businesses, or for any substantial part of its Property, any assignment for the benefit of the Company's or Businesses' creditors, any admission of the Company's or Businesses' inability to pay its debts generally as they become due, or any action or furtherance of any such proceeding or similar action;

(g) Possess property, or assign rights in specific property, for other than a Company purpose; or

(h) Agree to do, authorize or approve any of the foregoing.

## ARTICLE III - UNITS; RIGHTS AND OBLIGATIONS OF INTEREST OWNERS

**3.1 Units.** Each Interest Owner's Ownership Interest shall be denominated in Units. The classes of Units are as follows:

(a) "Class A Units" shall mean and consist of *voting* Units. The Company may issue an unlimited number of Class A Units. A Person holding Class A Units shall be deemed a Member under this Agreement and as contemplated under the Act.

(b) "Class B Units" shall mean and consist of *nonvoting* Units. Class B Units may only be issued pursuant to a "crowdfunding" or similar campaign approved by the Board. The Company may issue an unlimited number of Class B Units. A Person holding Class B Units shall *not* be deemed a Member under this Agreement or as contemplated under the Act, and as such, a holder of Class B Units shall solely be deemed an Economic Interest Owner as contemplated under this Agreement and the Act.

**3.2 Names, Addresses, Units and Percentage Interests of the Members**. The names, addresses, Units and Voting Percentage Interests of the Members are as reflected in Schedule I attached hereto and made a part hereof, which Schedule shall be amended by the Company as of the effectiveness of any Transfer or subsequent issuance of any Ownership Interest.

**3.3 No Management by Members.** Other than as provided by this Agreement, the Members, in their capacity as Members, shall not take part in the management or control of the business, nor transact any business for the Company, nor shall they have power to sign for or to bind the Company.

**3.4 Action by Members.** Any action to be taken by the Members under the Act may be taken: (i) at a meeting of Members held on such terms, and after such notice as the Board may establish; provided that notice of a meeting of Members must be given to all Members entitled to vote at the meeting at least five (5) days before the date of the meeting; or, (ii) by written action of Members which constitute a Majority in Interest. A Member may vote in person or by written proxy filed with the Company before or at the time of the meeting. Unless sooner revoked by the applicable Member, all proxies shall be valid for a period of eleven (11) months from the date of their appointment. No notice need be given of action proposed to be taken by written action, or an approval given by written action, unless specifically required by this Agreement.

**3.5 Limited Liability.** The Interest Owners shall not be required to make any contribution to the capital of the Company except as set forth in Article IV, nor shall the Interest Owners in their capacity as such be bound by, or personally liable for, any expense, liability or obligation of the Company, except to the extent of their interest in the Company and the obligation to return Distributions made to them under certain circumstances as required by the Act.

**3.6 Bankruptcy of a Member.** A Member shall cease to have any power as a Member or Manager, any voting rights or rights of approval hereunder upon the Member's bankruptcy, insolvency, or assignment for the benefit of creditors, and, upon the occurrence of any such event, such Member or its legal representative, estate or successor shall have only the rights, powers and privileges of a transferee enumerated in Section 6.1(d) and shall be liable for all of the Member's obligations under this Agreement. In no event shall a legal representative, estate or successor become a substitute Member unless the requirements of Section 6.1(c) are satisfied.

**3.7 Related Party Transactions.** The Company may enter into or amend any transaction with any Manager, Member or any of his, her or its respective Affiliates or Immediate Family member, on terms and conditions that are commercially reasonable and reasonably equivalent to those that would be obtained in a transaction with an independent third-party.

## ARTICLE IV - CAPITAL CONTRIBUTIONS AND LOANS

**4.1 Initial Capital Contributions.** Each of the Interest Owners has initially contributed cash or other property (if any) to the Company in such amounts as reflected in the books and records of the Company.

**4.2 Loans.** In the event the Board determines at any time (or from time to time) that additional funds are required by the Company for its business, then the Board in its sole discretion may direct the Manager(s) of the Company to borrow all or part of such additional funds on behalf of the Company with interest payable at then-prevailing rates, from one or more of the Members or their Affiliates or from commercial banks, savings and loan associations or other commercial lending institutions.

**4.3 No Interest on Capital Contributions.** No interest shall be paid by the Company on any capital contributions.

**4.4 Preemptive Rights.** In the event the Company shall propose to issue or sell any additional Class A Units in the Company (the "New Units"), each Member (not an Economic Interest Owner) shall have the preemptive right to purchase such number of New Units (for the same terms and conditions) that equals the Member's pro rata portion based on the Member's Voting Percentage Interest, prior to giving effect to the proposed issuance of New Units. In connection with the foregoing, the Board on behalf of the Company shall give each Member prompt written notice (the "Preemptive Rights Notice") of its intention, describing such New Units and the price and terms upon which the Company proposes to issue or sell such New Units. Each Member will have no less than ten (10) days from the date of receipt of the Preemptive Rights Notice to agree to purchase and remit the requisite payment to purchase up to such Member's respective pro rata share of such New Units upon the terms specified in the Preemptive Rights Notice by giving written notice to the Company and providing payment related thereto, by such means and at such address as is set forth in the Preemptive Rights Notice, stating the amount of such New Units that the Member agrees to purchase. Notwithstanding anything in this Section 4.4 to the contrary, the preemptive rights granted to the Members by this Section 4.4 *shall not* apply to the following: (i) securities issued upon the conversion of any debenture, warrant, option, or other convertible security in accordance with its terms; (ii) securities issued pursuant to a "crowdfunding" or similar campaign approved by the Board, provided that the aggregate value of such securities being offered does not exceed five million dollars ($5,000,000.00) or constitute more than twenty percent (20%) of the overall Percentage Interest in the Company, after giving effect to such transaction(s); or (iii) New Units (or options to purchase New Units) issued or issuable to employees or officers of, or consultant to, the Company pursuant to any incentive plan or agreement approved by the Board.

## ARTICLE V - DISTRIBUTIONS

**5.1 Company Cash Flow.** For each Fiscal Year of the Company, Company Cash Flow, to the extent available but subject the anticipated cash requirements of the Company and its subsidiaries, shall be distributed to the Interest Owners at such times and in such amounts as determined by the Board, in proportion to the Interest Owners' respective Percentage Interests.

**5.2 Distributions in Liquidation.** Upon liquidation of the Company, all of the Property shall be sold as provided in Section 8.2. Proceeds from the liquidation of the Company shall be distributed in accordance with Section 8.2.

**5.3 Limitation upon Distributions.** No Distribution shall be declared and paid if payment of such Distribution would cause the Company to violate any limitation on Distributions provided in the Act.

## ARTICLE VI - TRANSFER OF INTERESTS AND ADMISSION OF MEMBERS

### 6.1 Restrictions on Transfer for Holders of Class A Units.

(a) Without the prior written consent of the Board (which consent may be granted or withheld in each Manager's sole discretion), (a) no Member may voluntarily or involuntarily Transfer, or create or suffer to exist any Encumbrance against, all or any part of such Member's Ownership Interest, and (b) no Person may be admitted to the Company as a Member. Except for withdrawals in connection with a Transfer of an Ownership Interest permitted by this Agreement, no Member may withdraw from the Company and thereby effect a Voluntary Withdrawal without the written consent of the Board. Notwithstanding anything in this Section 6.1 to the contrary, upon thirty (30) days' advanced written notice to the Board, a Member may freely Transfer all but not less than all of its Ownership Interest to (i) an Affiliate of such Member, or (ii) to a member of such Member's Immediate Family or to a trust, the beneficiary of which is the Member or a member of such individual's Immediate Family, provided that such transferee executes and delivers to the Company, a counterpart signature page to this Agreement, and such other documents reasonably requested by the Board.

(b) Any purported Transfer or Encumbrance otherwise complying with Section 6.1 will be ineffective until the transferor and the proposed transferee furnish to the Company the instruments and assurances the Board may request, including, without limitation, if requested, an opinion of counsel satisfactory to the Company that the interest in the Company subject to the Transfer or Encumbrance has been registered or is exempt from registration under the Securities Act, and applicable state securities laws.

(c) No assignee or transferee of an Ownership Interest shall be admitted as a substituted Member of the Company unless, in addition to compliance with the conditions set forth in Sections 6.1(a) and 6.1(b), all of the following conditions are satisfied:

(i) The assignee or transferee has executed and delivered all documents deemed appropriate by the Board to reflect the assignee's or transferee's admission to the Company and agreement to be bound by this Agreement;

(ii) Except as set for tin Section 6.1(a), the Board shall have consented in writing to such substitution; and

(iii) If requested by the Board, payment has been made to the Company of all out-of-pocket costs and expenses of admitting any such transferee or assignee as a substituted Member.

(d) Unless admitted to the Company in accordance with Section 6.1(c), the assignee or transferee of an Ownership Interest (otherwise complying with Sections 6.1(a) and 6.1(b)) or a part thereof shall not be entitled to any of the rights, powers or privileges of its predecessor in interest, except that as of the effective time of the Transfer it shall be entitled to receive the Economic Interest associated with such Ownership Interest. If the assignee or transferee of an Ownership Interest or a part thereof is an existing Member of the Company (a "Member Transferee") and the assignment or transfer complies with the conditions set forth in Sections 6.1(a) and 6.1(b), the Member Transferee shall be entitled to all of the rights, powers and privileges of the assignee or transferee, including the right to vote and participate in the management of the Company, if any.

(e) No existing Economic Interest Owner of the Company shall be admitted as a Member of the Company unless, in addition to compliance with the conditions set forth in Sections 6.1(a) and 6.1(b), the conditions set forth in Section 6.1(c) are satisfied.

**6.2 Restrictions on Transfer for Holders of Class B Units**.

(a) Subject to the exceptions set forth in Section 6.2(b) below, each holder of Class B Units agrees that such holder of Class B Units shall not, during the Lock-up Period without the prior written consent of the Manager, Transfer or Encumber enter into any agreement to Transfer or Encumber any Class B Units that are or become held by such holder of Class B Units.

(b) Notwithstanding any other provision of this Agreement, the restrictions set forth in this Section 6.2 shall not apply to Transfers from a holder of Class B Units (i) to the Company, (ii) in the case of an individual, to a member of such individual's Immediate Family or to a trust, the beneficiary of which is a the holder of such Class B Units or a member of such individual's Immediate Family; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) to an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act; and (vi) in the event of the Company's liquidation, merger, IPO, capital stock exchange, reorganization or other similar transaction which results in all of the holders of Class B Units having the right to exchange their Class B Units for cash, securities or other property; provided, however, that each permitted transferee pursuant to this Section 6.1(b) must enter into a written agreement with the Company agreeing to be bound by the Transfer restrictions herein.

**6.3 Withdrawal of Economic Interest.** Unless otherwise consented to by the Board, an Interest Owner may not (i) withdraw capital or compel the Company to purchase or otherwise liquidate all or any portion of the Interest Owner's Economic Interest or (ii) extinguish, abandon or otherwise diminish the Interest Owner's obligations in respect of the Interest Owner's Ownership Interest.

**6.4 Drag-Along Transaction.** If the Board and a Majority in Interest of the Members have approved a transaction that would result in the sale of all or substantially all of the Units and Ownership Interests in the Company (whether by merger or otherwise) to a third party in accordance with this Agreement (a "Drag-Along Transaction"), then, upon fifteen (15) days written notice to the Interest Owners (the "Drag-Along Notice"), which notice shall include substantially all of the material details of the proposed transaction, including the proposed time and place of closing and the estimated consideration to be received by the Interest Owners in such transaction, each Interest Owner shall raise no objection to such Drag-Along Transaction and be obligated to, and shall sell, transfer and deliver, or cause to be sold, transferred and delivered, to such third party, all of its Units and Ownership Interests in the same transaction at the closing thereof, provided that the sale of all Units and Ownership Interests pursuant to the Drag-Along

Transaction are on the same terms. Each Interest Owner shall take all reasonably necessary and customary actions in connection with the consummation of the Drag-Along Transaction, including, without limitation, the execution of such agreements, consents and instruments and the performance of such other actions as are reasonably necessary to effectuate the Drag-Along Transaction.

**6.5 Tag-Along Rights for Members.**

(a) In the event the Board and a Majority in Interest of the Members approve a transaction or a series of related transactions pursuant to which a Third Party Purchaser will acquire from a Member or an aggregation of Members holding more than fifty percent (50%) of the Units (the "Majority Owners") such Ownership Interests in the Company, effecting a Capital Event (the "Tag-Along Sale"),then at least fourteen (14) days prior to the closing of the proposed Tag-Along Sale, the Majority Owners shall give written notice (the "Tag-Along Notice") to the other Members (each, a "Tag-Along Owner") describing the terms of the proposed Tag-Along Sale in reasonable detail, including the identity of the Third Party Purchaser, the Ownership Interest in the Company to be sold or otherwise Transferred, the proposed closing date, and stating that each Tag-Along Owner has the right (the "Tag-Along Right") to sell or otherwise Transfer to the Third Party Purchaser the same pro rata portion of its Ownership Interest as the Majority Owners (as determined by reference to the then Percentage Interest of each such Tag-Along Owner and with pro rata cutbacks to the interests being Transferred by the Majority Owners to the extent that the Third Party Purchaser is unwilling to acquire all Ownership Interests sought to be Transferred), simultaneously with and conditional upon the closing of such Tag-Along Sale, on the same terms and conditions made to the Majority Owners.

(b) Upon receipt of the Tag-Along Notice, each Tag-Along Owner may elect to exercise its Tag-Along Right by delivering written notice to the Board and the Majority Owners evidencing the same, no later than fourteen (14) days after delivery of the Tag-Along Notice (the "Tag-Along Period"). In the event a Tag-Along Owner delivers such notice prior to the expiration of the Tag-Along Period, such notice shall constitute an irrevocable obligation of such Tag-Along Owner to sell the applicable pro rata portion of its Ownership Interest to the Third Party Purchaser in accordance with the same terms and conditions made to the Majority Owners. For avoidance of doubt, a Member failing to explicitly exercise its Tag-Along Right during the Tag-Along Period in accordance with this Section 6.5(b) shall have no further right to participate in the Tag-Along Sale.

(c) Each Tag-Along Owner as part of its participation in the Tag-Along Sale pursuant to the Tag-Along Right shall convey its Ownership Interest to the Third Party Purchaser at the closing of the Tag-Along Sale, free and clear of all liens, claims and encumbrances and pursuant to such instruments of conveyance and warranties (including warranty of title and absence of encumbrances) as the Third Party Purchaser shall reasonably request, and each Tag-Along Owner shall enter into agreements with the Third Party Purchaser containing the same terms and conditions as those applicable to the Majority Owners. The Majority Owners and Tag-Along Owners participating in any such Tag-Along Sale shall bear their pro rata share of the reasonable costs of such Tag-Along Sale to the extent such costs are not otherwise paid by the Company or the Third Party Purchaser. Costs incurred by the Majority Owners or a Tag-Along Owner on its own behalf shall not be considered costs of such a Tag-Along Sale and shall be paid solely by such Majority Owners or Tag-Along Owner.

## ARTICLE VII - BUY-SELL

**7.1 Buy-Sell.** Each of the following events with respect to a Member shall constitute a "Buy-Sell Event" for purposes of this Agreement:

(a) A final judicial determination of the insolvency of such Member;

(b) Any filing of a petition or suit under the bankruptcy laws by or against such Member that is not dismissed within sixty (60) days;

(c) Any purported voluntary or involuntary Transfer or Encumbrance of all or any part of a Member's Ownership Interest, as determined by the Board, in a manner not expressly permitted by this Agreement; or

(d) Any material breach of this Agreement by a Member, as determined by the Board, which is not cured within ten (10) days after the Company delivers written notice of such breach to the Member.

**7.2 Buy-Sell Notice.** Upon the occurrence of a Buy-Sell Event, the Person with respect to whom such event has occurred (the "Withdrawing Party"), or its executor, administrator or other legal representative in the event of death or declaration of legal incompetency shall give notice of the Buy-Sell Event (the "Buy-Sell Notice") to the Company and other Members within twenty (20) days after its occurrence. If the Withdrawing Party fails to give the Buy-Sell Notice, any Manager or any other Member (other than a Withdrawing Party) may give the notice at any time thereafter and, by so doing, commence the buy-sell procedure provided for in this Article VII.

**7.3 Company Purchase Option.** Upon the occurrence of a Buy-Sell Event, the Company shall have the option (the "Purchase Option") to purchase all or any part of the Withdrawing Party's Ownership Interest at Closing on the terms and conditions set forth in this Article VII. The Board must give notice on behalf of the Company of its election to exercise the Purchase Option to the Withdrawing Party and all other Members within thirty (30) days following delivery of the Buy-Sell Notice.

**7.4 Agreement on Valuation.** Unless otherwise agreed in writing by (i) the Withdrawing Party and (ii) the Company within sixty (60) days of the receipt of a Buy-Sell Notice, the purchase price for the Withdrawing Party's Ownership Interest shall be determined by a single appraisal of the value of the Withdrawing Party's Ownership Interest without regard to any minority, marketability or other discounts disproportionately affecting the valuation of the Withdrawing Party's Ownership Interest, as of the date the Buy-Sell Event occurred, made by an appraiser agreed upon by the Company and the Withdrawing Party, which appraisal shall be final. If the parties cannot agree on a single appraiser, the purchase price shall be determined by the Company's regularly maintained accountant. The costs of appraisal shall be borne equally between the Company and the Withdrawing Party. The purchase price to be paid for the Withdrawing Party's Ownership Interest will be reduced by the amount of any Distributions made by the Company to the Withdrawing Party from the date the Buy-Sell Event occurred with respect to the Withdrawing Party to the Closing.

**7.5 Closing.** The closing (the "Closing") of the purchase of any Ownership Interest pursuant to this Article VII shall take place on the date agreed upon by the Company and the Withdrawing Party, but not later than the later of (i) sixty (60) days after the delivery of the Buy-Sell Notice or (ii) ten (10) days following the determination of the purchase price pursuant to Section 7.4. Unless otherwise agreed to by the Company and the Withdrawing Party, the purchase price for each Ownership Interest being purchased will be payable at Closing as may be agreed between the Company and the Withdrawing Party, but in the absence of an agreement shall be payable with twenty percent (20%) in cash and the remainder with a promissory note with a term of no more than four (4) years and bearing interest at the prime rate as set out in the Wall Street Journal on the day of the Closing plus two percent (2%). The purchase price will bear interest from the date of the occurrence of the Buy-Sell Event until the Closing at an interest rate equal to the prime rate of interest charged by Wells Fargo Bank, N.A., last published prior to the occurrence of the Buy-Sell Event. Upon payment of the purchase price, the Withdrawing Party shall execute and deliver such assignments and other instruments as may be reasonably necessary to evidence and carry out the Transfer of its Ownership Interest to the Company. Notwithstanding any other provision of Article VI or this Article VII, any Purchasing Member of a Withdrawing Party's Ownership Interest, shall only have those rights as specified in Section 6.4 above, and shall not be admitted as a substitute Member without full compliance with Section 6.3.

**7.6 Effect on Withdrawing Party's Interest.** From the date of the occurrence of the Buy-Sell Event to the earlier of (i) the date the Purchase Option lapses as provided in Section 7.5 or (ii) the date of the Transfer of the Withdrawing Party's Ownership Interest at Closing under this Article VII, the Percentage Interest represented by the Withdrawing Party's Ownership Interest will be excluded from any calculation of aggregate Percentage Interests for purposes of any approval required of Members under this Agreement, and similarly, the vote of the Manager appointed by the Withdrawing Party shall be excluded from being considered or required in all matters appearing before the Board. Without limiting the generality of any other provision of this Agreement, upon the exercise of the Purchase Option, the Withdrawing Party, without further action, will have no rights in the Company or against the Company, any Member or any Manager with respect to such Withdrawing Party's Ownership Interest sold pursuant to such Purchase Options, other than the right to receive payment for its Ownership Interest in accordance with this Article VII.

**7.7 Failure to Exercise Purchase Option.** In the event the Company does not give notice of exercise of their Purchase Options during the thirty (30) day period set forth in Section 7.3, the Purchase Options shall lapse and the Withdrawing Party may either retain its rights in the Ownership Interest or transfer its rights in the Ownership Interest of the Withdrawing Party to any Person; provided that any transferee of the Withdrawing Party's Ownership Interest, as provided herein, (i) shall only have those rights as specified in Section 6.4, (ii) shall not be admitted as a substitute Member without full compliance with Section 6.1(c) and (iii) shall be subject to the buy-sell restrictions imposed under this Article VII.

**7.8 Dispute Purchase Option.** Notwithstanding anything in this Agreement to the contrary (including but not limited to this Article VII), in the event of a deadlock or dispute between the voting Members, and upon approval by the Board, which approval shall include Gabriel Dungan's consent, the voting Member(s) involved in the dispute may, as a result of such deadlock or dispute, offer (such offeror, the "Exercising Member") in writing (the "Section 7.8 Offer") to purchase all but not less than all of the Ownership Interest of the other Member(s) involved in the dispute (such other Member, the "Offeree"), upon the terms and conditions set forth in the Section 7.8 Offer. The Section 7.8 Offer shall set forth the basis of such deadlock and the purchase price for each one percent (1%) of the Offeree's Percentage Interest (the "Original Offer Price"). Within seven (7) days after receipt of the Section 7.8 Offer (the "Offer Deadline"), the Offeree shall give written notice to the Exercising Member of its election to do one of the following: (a) sell all of the Offeree's Ownership Interest to the Exercising Member for the Original Offer Price, or (b) purchase all of the Exercising Member's Ownership Interest in the Company for an equivalent purchase price (as the Original Offer Price) for each one percent (1%) of the Exercising Member's Percentage Interest (the "Offeree Purchase Price"). If the Offeree does not provide written notice of its election to do (a) or (b) above to the Exercising Member by the Offer Deadline, then the Offeree shall be deemed to have elected to sell all of its Ownership Interest to the Exercising Member for the Original Offer Price. Unless the Offeree and the Exercising Member otherwise agree in writing, the closing of the purchase described in this Section 7.8 (the "Offer Closing") shall take place within fourteen (14) days following the expiration of the Offer Deadline. Unless otherwise agreed to by the parties, the purchaser at such Offer Closing shall pay the entirety of the Original Offer Price or the Offeree Purchase Price, as applicable, in cash to the seller, contemporaneously with the Offer Closing. At the Offer Closing, the seller shall execute and deliver any and all documents reasonably necessary to transfer the seller's Ownership Interest to the purchaser and to vest in the purchaser all of the seller's Ownership Interest, free and clear of all liens and encumbrances. Additionally, at the Offer Closing, the Company and the purchaser shall (A) cause any loans made by the selling party to the Company, together with interest accrued thereon, to be repaid, and (B) any guarantors of the selling party or an Affiliate thereof shall be released from any guaranty relating to Company debt. If the purchasing party shall fail to consummate the Offer Closing as and when required, the selling party, in addition to and not by way of limitation of any other rights or remedies available at law or equity, upon written notice to the defaulting purchaser within seven (7) days after default, shall have the right to purchase the Ownership Interest of the defaulting purchaser at a price equal to fifty percent (50%) of the purchase price for each one percent (1%) of Percentage Interest to be paid by the defaulting purchaser. For the avoidance of doubt, (i) the Tag-Along Right granted to the Members by Section 6.8 above, shall in no way be construed as granting the Members similar rights to participate in a Section 7.8 Offer and (ii) each Exercising Member reserves the right to make a Section 7.8 Offer in their sole discretion and determination.

## ARTICLE VIII - DISSOLUTION AND LIQUIDATION OF THE COMPANY

**8.1 Dissolution Events.** The Company will be dissolved only upon the happening of any of the following events:

(a) The agreement by the Board and a Majority in Interest of the Members that the Company should be dissolved; or

(b) A final entry of a decree of judicial dissolution or the administrative dissolution of the Company as provided in the Act.

**8.2 Liquidation.** Upon the happening of any of the events specified in Section 8.1, the Board, or any liquidating trustee elected by the Board, will commence as promptly as practicable to wind up the Company's affairs, unless the Board or the liquidating trustee (either, the "Liquidator") determines that an immediate liquidation of Company assets would cause undue loss to the Company, in which event the liquidation may be deferred for a time determined by the Liquidator to be appropriate. Assets of the Company may be liquidated or distributed in kind, as the Liquidator determines to be appropriate. The Interest Owners will continue to share Company Cash Flow during the period of liquidation in the manner set forth in Article V. The proceeds from liquidation of the Company, including repayment of any debts of Members to the Company, and any Company assets that are not sold in connection with the liquidation will be applied in the following order of priority:

(a) To the payment of the debts and satisfaction of the other obligations of the Company, including, without limitation, debts and obligations to the Members;

(b) To the establishment of any reserves deemed appropriate by the Liquidator; and thereafter

(c) To the Interest Owners in proportion to the Interest Owners' respective Percentage Interests.

**8.3 Articles of Dissolution.** Upon the dissolution and commencement of the winding up of the Company, the Board shall authorize one or more Managers to cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and such Officers designated by the Board shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

## ARTICLE IX - MISCELLANEOUS

**9.1 Other Activities.**

(a) Subject to Section 9.1(b) below, any Interest Owner or Manager may engage in, or possess an interest in, other business ventures of any nature or description, independently or with others.

(b) Notwithstanding Section 9.1(a) above, the Members and Managers of the Company acknowledge and agree that for so long as a Person remains either a Member or Manager and for a period of twelve (12) months thereafter, such Person will not in any way, directly or indirectly, for such Person or in conjunction with or on behalf of any other Person (i) solicit or divert away, or attempt to solicit or divert away any of the Company's or Businesses' clients, vendors, or sponsors, (ii) solicit or divert away, or attempt to solicit or divert away any prospective client, vendor or sponsor with whom such Person had participated in identifying, communicating with, and/or making proposals in the preceding twelve (12) months prior to the Person ceasing to be a Member or Manager; or (iii) solicit any employee or independent contractor of the Company or Businesses or an Affiliate thereof to cease its employment with the Company. Additionally, so long as such Person remains either a Member or Manager and for a period of twelve (12) months thereafter, such Person will not in any way, directly or indirectly, for such Person or in conjunction with or on behalf of any other Person, compete with the business of the Company or the Businesses, whether by advising, owning an interest in, or otherwise controlling a business that is in competition with the Company or Businesses worldwide, the United States of America or the State of North Carolina. By signing this Agreement, each Person acknowledges and agrees that the restrictions contemplated by this Section 9.1(b) are fair and reasonable and narrowly tailored to protect the legitimate business interests of the Company and its Businesses.

**9.2 Records.** The records of the Company will be maintained at the Company's principal place of business, or at any other place the Board selects provided that the Company keeps at its principal place of business the records required by the Act to be maintained there. Appropriate records in reasonable detail will be maintained to reflect income tax information for the Members. Each Member may inspect and make copies of the records maintained by the Company during the Company's normal business hours and upon reasonable notice, which shall be at least seven (7) days before the date on which the inspection is to take place. Each Member, at the Member's expense, may make copies of the records maintained by the Company and may require an audit of the books of account maintained by the Company to be conducted by the independent accountants for the Company.

**9.3 Reserves.** The Board may cause the Company to create reasonable reserve accounts to be used exclusively to fund Company operating deficits and for any other valid Company purpose. The Board shall in its sole discretion determine the amount of payments to such reserve accounts.

**9.4 Notices.** The Board will notify the Members of any change in the name, principal or registered office or registered agent of the Company. Any notice or other communication required by this Agreement must be in writing and may be given either by personal delivery, by electronic transmission or by mail or private carrier. Notices and other communications will be deemed to have been given when delivered by personal delivery or dispatched by means of electronic communication. If mailed, such notice shall be deemed to have been given on the third ($3^{rd}$) business day after being deposited in the United States mail, postage prepaid. In each case, notice hereunder shall be addressed to the Member to whom the notice is intended to be given at its address set forth on Schedule I to this Agreement or the last address on file with the Company, or, in the case of the Company, to its principal place of business. A Member may change its notice address by notice in writing to the Company and to each other Member given in accordance with this Section 9.4.

**9.5 Entire Agreement; Amendments.** This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes and replaces in its entirety any prior agreements between the parties, whether written or oral, including but not limited to any prior operating agreements of the Company. No amendment of this Agreement will be valid or binding upon the Interest Owners, nor will any waiver of any term of this Agreement be effective, unless in writing and signed by the Board and a Majority in Interest of the Members.

**9.6 Additional Documents.** Each party hereto agrees to execute and acknowledge all documents and writings which the Board may deem necessary or expedient in the creation of the

Company and the achievement of its purposes, including, but not limited to, the Articles of Organization and any amendments or cancellation thereof.

**9.7 Representations of Members.** Each Member represents and warrants to the Company and every other Member that it (i) is fully aware of, and is capable of bearing, the risks relating to an investment in the Company; (ii) understands that its interest in the Company has not been registered under the Securities Act or the securities law of any jurisdiction in reliance upon exemptions contained in those laws; and (iii) has acquired its interest in the Company for its own account, with the intention of holding the interest for investment and without any intention of participating directly or indirectly in any redistribution or resale of any portion of the interest in violation of the Securities Act or any applicable law.

**9.8 Survival of Rights.** Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of, the parties, their successors and assigns.

**9.9 Interpretation and Governing Law.** When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice versa. The masculine gender shall include the feminine and neuter. The Article and Section headings or titles shall not define, limit, extend or interpret the scope of this Agreement or any particular Article or Section. This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina without giving effect to the conflicts of laws provisions thereof.

**9.10 Severability.** If any provision, sentence, phrase or word of this Agreement or the application thereof to any Person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision, sentence, phrase or word to Persons or circumstances, other than those as to which it is held invalid, shall not be affected thereby.

**9.11 Agreement in Counterparts.** This Agreement may be executed in several counterparts, including electronic or PDF counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

**9.12 Creditors Not Benefited.** Nothing in this Agreement is intended to benefit any creditor of the Company or of any Interest Owner. No creditor of the Company or of any Interest Owner will be entitled to require the Board to solicit or accept any loan or additional capital contribution for the Company or to enforce any right which the Company or any Interest Owner may have against an Interest Owner, whether arising under this Agreement or otherwise.

**9.13 Waivers.** The failure of any party to seek redress for violation of, or to insist upon, the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, that would have originally constituted a violation, from having the effect of an original violation. Notwithstanding anything in this Agreement to the contrary, no waiver of any term of this Agreement will be effective, unless in writing and signed by the party so affected.

**9.14 Rights and Remedies Cumulative.** The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. These rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

**9.15 Arbitration.** Any controversy or claim arising out of, or relating to, this Agreement or the negotiation or breach thereof, shall be settled by binding arbitration in accordance with the expedited Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Arbitration shall be held in Mecklenburg County, North Carolina, and shall be conducted before a single arbitrator mutually agreeable to the parties hereto, or, if no agreement can be reached, before an arbitrator selected by the American Arbitration Association. The provisions of this Section 9.15 shall not be deemed to preclude any party hereto from seeking preliminary injunctive or other equitable relief.

*[Signature page follows.]*

IN WITNESS WHEREOF, the undersigned, being the Manager and all of the Members of the Company, have caused this Agreement to be duly adopted by the Company as of the date set forth on the cover page hereto, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

**MANAGER:**

______________________________
Gabriel Dungan

**MEMBERS:**

______________________________
Gabriel Dungan

Vincent Dungan
______________________________
Vincent Dungan

Xiaoyong Wo
______________________________
Xiaoyong "Rick" Wo

Selina Xinglin Chen
______________________________
Xing Lin "Selina" Chen

Matthieu Witkowski
______________________________
Matthieu Georges Witkowski

Jason Alpern
______________________________
Jason Alpern

Jordan Harris
______________________________
Jordan Harris

Tingyun Lu
______________________________
Tingyun "Peter" Lu

*[Signature Page to Second Amended and Restated Operating Agreement of ViscoSoft Group, LLC]*

# SCHEDULE I

| Name and Address of Member | Member (Y/N) | Units | | Overall Voting Percentage Interest |
|---|---|---|---|---|
| | | Class A Units (Voting) | Class B Units (Non-Voting) | |
| Gabriel Dungan<br><br>Address: *As previously reflected in the books and records of the Company.* | Y | 114,710 | N/A | 43.29% |
| Vincent Dungan<br><br>Address: *As previously reflected in the books and records of the Company.* | Y | 44,146 | N/A | 16.66% |
| Xiaoyong "Rick" Wo<br><br>Address: *As previously reflected in the books and records of the Company.* | Y | 41,284 | N/A | 15.58% |
| Xing Lin "Selina" Chen<br><br>Address: *As previously reflected in the books and records of the Company.* | Y | 27,504 | N/A | 10.38% |
| Matthieu Georges Witkowski<br><br>Address: *As previously reflected in the books and records of the Company.* | Y | 22,946 | N/A | 8.66% |
| Jason Alpern<br><br>Address: *As previously reflected in the books and records of the Company.* | Y | 6,625 | N/A | 2.50% |
| Jordan Harris<br><br>Address: *As previously reflected in the books and records of the Company.* | Y | 5,270 | N/A | 1.99% |
| Tingyun "Peter" Lu<br><br>Address: *As previously reflected in the books and records of the Company.* | Y | 2,515 | N/A | 0.95% |
| **TOTALS** | | **265,000** | | **100.00%** |

**EXHIBIT A**

**TO SECOND AMENDED AND RESTATED**

**OPERATING AGREEMENT OF**

**VISCOSOFT GROUP, LLC**

**DEFINITIONS**

Unless otherwise defined above in the text of this Agreement, all capitalized terms as used in the Agreement and the exhibits hereto, shall have such meanings as set forth in this Exhibit A. Unless otherwise specified, all section cross-references shall refer to the applicable section in the main body of the text of this Agreement.

"Act" has the meaning ascribed to such term in the introductory paragraph hereof.

"Affiliate" of a specified Person means (i) any Person directly or indirectly controlling, controlled by or under common control with the specified Person; (ii) any Person owning or controlling more than fifty percent (50%) of the outstanding voting securities of the specified Person; (iii) any officer, manager, director or partner of the specified Person; or (iv) if the specified Person is an officer, manager, director or partner, any entity for which the specified Person acts in such capacity.

"Agreement" means this Amended and Restated Operating Agreement, as it may be further amended or restated from time to time pursuant to its terms.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"Business" or "Businesses" has the meaning ascribed to such term in Section 1.5.

"Buy-Sell Event" has the meaning ascribed to such term in Section 7.1.

"Buy-Sell Notice" has the meaning ascribed to such term in Section 7.2.

"Capital Event" means, with respect to the Company, any of the following: (i) any transaction or series of transactions which results in the disposition to a Third Party Purchaser of greater than fifty percent (50%) of the voting power of the Company, (ii) any acquisition of the Company by a Third Party Purchaser effected by means of merger, consolidation, unit exchange or other form of corporate reorganization as a result of which the holders of the Company's voting securities immediately prior to such transaction hold less than a majority of the voting securities of the acquiring or resulting entity or (iii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

"Class A Units" has the meaning ascribed to such term in Section 3.1.

"Class B Units" has the meaning ascribed to such term in Section 3.1.

"Closing" has the meaning ascribed to such term in Section 7.5.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"Company" has the meaning ascribed to such term in the introductory paragraph hereof.

"Company Cash Flow" for any period means the excess, if any, of (A) the sum of (i) all gross receipts from any source for such period, other than from Company loans, Capital Transactions and capital contributions, and (ii) any funds released by the Company from previously established reserves, over (B) the sum of (i) all cash expenses paid by the Company for such period (including any compensation paid to a Manager or its Affiliates); (ii) all amounts paid by the Company in such period on account of the amortization of the principal of any debts or liabilities of the Company (including loans from any Member); (iii) capital expenditures of the Company; and (iv) a reasonable reserve for future expenditures as provided by Section 9.3; provided, however, that the amounts referred to in (B) (i), (ii) and (iii) above shall be taken into account only to the extent not funded by capital contributions. Such term shall also include all other funds deemed available for Distribution and designated as Company Cash Flow by the Board.

"Distribution" means any money or other Property distributed to an Interest Owner with respect to the Interest Owner's Ownership Interest.

"Drag-Along Notice" has the meaning ascribed to such term in Section 6.4.

"Drag-Along Transaction" has the meaning ascribed to such term in Section 6.4.

"Economic Interest" means the proprietary interest of an Interest Owner in the economic rights and similar interests of the Company, including the right of the Interest Owner to receive Distributions from the Company; provided, however, that such right does not include (i) the right to vote, participate in the management of the Company or approve actions proposed by Members or the Board of the Company or (ii) the right to inspect the books and records of or receive information from the Company.

"Economic Interest Owner" means each Person who owns an Economic Interest but is not designated as a Member on Schedule I hereto and/or any other Person who acquires an Ownership Interest in accordance with this Agreement or the Act but has not been admitted as a Member.

"Encumbrance" means any lien, pledge, encumbrance, collateral assignment or hypothecation.

"Fiscal Year" means an annual accounting period ending December 31 of each year during the term of the Company, unless otherwise specified by the Board.

"Immediate Family" will mean a Person's spouse, the lineal descendant or antecedent or brother or sister of such Person or such Person's spouse, or the spouse of any child or grandchild of such Person or such Person's spouse, whether or not adopted.

"Interest Owner" means a Member or an Economic Interest Owner.

"Involuntary Withdrawal" means the occurrence of any of the following events causing such Person to cease being a Member of the Company:

(a) The Person does any of the following: (i) becomes a debtor in bankruptcy; (ii) executes an assignment for the benefit of creditors, including the execution of a deed of trust or deed of assignment for the benefit of creditors, causing all debts of the Person to become due and payable; or (iii) petitions for, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the person or all or substantially all of the Person's property;

(b) In the case of an individual, the Person's death or being adjudicated by a court of competent jurisdiction as incompetent to manage his or her person or property; or

(c) In the case of a Member with an Economic Interest, the transfer or abandonment of the Person's entire Economic Interest, excluding the liquidation of a Member's Economic Interest in connection with the dissolution and winding up of the Company, regardless of whether the transferee is or becomes a Member.

Upon the occurrence of any of the events described in subsections (a) through (c) of this definition, that Member or that Member's estate, as applicable, will automatically become an Economic Interest Owner entitled only to the Economic Interest attributable to the Member's Ownership Interest, but that Member or that Member's estate, as applicable, and any other Person who ceases to be a Member shall remain liable to the Company for any obligation the Person may have under the Act.

"Liquidator" has the meaning ascribed to such term in Section 8.2.

"Lock-up Period" means the day that is 365 days after the date any Class B Units are issued by the Company to a holder of Class B Units pursuant to a "crowdfunding" offering or similar campaign.

"Majority in Interest" means a combination of any Members who, in the aggregate, own more than fifty percent (50%) of the then outstanding Voting Percentage Interest in the Company, *which must* also specifically contain the Voting Percentage Interest held directly or indirectly by Gabriel Dungan from time to time.

"Majority Owners" has the meaning ascribed to such term in Section 6.5.

"Major Decision" has the meaning ascribed to such term in Section 2.10.

"Manager" means each Person executing this Agreement as a Manager, any other Person that succeeds such Manager or any other Person elected to act as Manager as provided in this Agreement.

"Member" means each Person designated as a member of the Company on Schedule I hereto and/or any other Person admitted as a member of the Company in accordance with this Agreement or the Act. "Members" refers to such Persons as a group.

"Member Transferee" has the meaning ascribed to such term in Section 6.1(d).

"New Units" has the meaning ascribed to such term in Section 4.4.

"Officers" has the meaning ascribed to such term in Section 2.9.

"Ownership Interest" means all of an Interest Owner's rights and obligations in the Company. An Interest Owner's Ownership Interest in the Company shall be represented by Units.

"Percentage Interest" means with respect to each Interest Owner, the ownership such Interest Owner holds in the Company in proportion to all of the Interest Owners of the Company, reflected as a percentage, which shall be calculated by dividing (A) the number of Units held by the Interest Owner by (B) the aggregate amount of the then issued and outstanding Units of the Company. The Percentage Interest of each Member is set forth opposite such Member's name on Schedule I hereto.

"Person" means an individual, trust, estate, domestic corporation, foreign corporation, professional corporation, partnership, limited partnership, limited liability company, foreign limited liability company, unincorporated association or any other entity.

"Preemptive Rights Notice" has the meaning ascribed to such term in Section 4.4.

"Property" means (i) any and all property owned by the Company, real and/or personal (including, without limitation, intangible property) and (ii) any and all of the improvements constructed on any real property.

"Purchase Option" has the meaning ascribed to such term in Section 7.3.

"Secretary of State" means the North Carolina Secretary of State.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Tag-Along Notice" has the meaning ascribed to such term in Section 6.5.

"Tag-Along Owner" has the meaning ascribed to such term in Section 6.5.

"Tag-Along Period" has the meaning ascribed to such term in Section 6.5.

"Tag-Along Right" has the meaning ascribed to such term in Section 6.5.

"Tag-Along Sale" has the meaning ascribed to such term in Section 6.5.

"Third Party Purchaser" means any Person who, immediately prior to any contemplated Transfer, (i) does not directly or indirectly own any Ownership Interest in the Company and (b) is not an Affiliate of any Person who directly or indirectly owns any Ownership Interest in the Company.

"Transfer" means sale, assignment, transfer, lease or other disposition of an Ownership Interest in the Company.

"Treasury Regulations" means the Income Tax Regulations and Temporary Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" represent the basis on which Ownership Interests in the Company are denominated and the basis on which the Interest Owners' relative rights, privileges and obligations are determined under this Agreement and the Act. The term Units collectively refers to Class A Units and Class B Units. The total number and class of Units held by a Member is listed opposite such Member's name on Schedule I hereto.

"Voluntary Withdrawal" means an Interest Owner voluntarily ceasing to be a Member of the Company by means other than a Transfer or an Involuntary Withdrawal.

"Voting Percentage Interest" means with respect to each Member, the ownership such Member holds in the Company in proportion to all of the Members of the Company, reflected as a percentage, which shall be calculated by dividing (A) the number of Class A Units held by the Member by (B) the aggregate amount of the then issued and outstanding Class A Units of the Company.

"Withdrawing Party" has the meaning ascribed to such term in Section 7.2.